UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

Form C/A:	Amendment to Offering Statement
Material Amendment?	Yes
Nature of the Amendment:	Extend offering deadline; Modify perks; Eliminate equity-based perks and add non-equity based perks and bonus shares; Modify distribution schedule; Modify use of proceeds; Modify Offering Page; Modify Offering Page URL
Name of Issuer	Finlete Funding, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	December 19, 2023
Physical address of issuer:	350 10th Ave, Ste 1000, San Diego, CA 92101
Website of issuer	www.finlete.com
Is there a co-issuer?	Yes__ No_x_
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	000315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	8.5% commission, $1,000 activation fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	Preferred Stock

Target number of securities to be offered:	5,000
Price (or method for determining price):	$2.00 per share
Target Offering Amount	$10,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the Company
Maximum offering amount (if different from target offering amount):	$200,000
Deadline to reach the target offering amount:	April 30, 2026
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	1

	As of the most recent fiscal year end 2023	**As of the prior fiscal year-end**
Total Assets:	$188,387	$10
Cash & Cash Equivalents:	$20,503	$0
Accounts Receivable:	$8,183	$0
Short-term Debt:	$30,194	$0
Long-term Debt:	$150,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	$0	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH			Alberta	A0
X	California	CA		X	New Jersey	NJ			British Columbia	A1

X	Colorado	CO		X	New Mexico	NM			Manitoba	A2
X	Connecticut	CT		X	New York	NY			New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC			Newfoundland	A4
X	Florida	FL		X	North Dakota	ND			Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH			Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK			Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR			Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA			Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI			Yukon	B0
X	Iowa	IA		X	South Carolina	SC			Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

[X] Same as the jurisdictions in which the issuer intends to offer the securities.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Finlete Funding, Inc.
Signature:	/s/George Connolly
Title:	Chief Executive Officer, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/George Connolly
Title:	Chief Executive Officer, Chief Financial Officer, principal accounting officer, Director
Date:	July 3, 2025



OFFERING STATEMENT DATED JULY 3, 2025

Finlete Funding, Inc.
350 10th Ave, Ste 1000, San Diego, CA 92101
www.finlete.com

Up to $200,000 or 100,000 shares of Leonardo Bernal Preferred Stock, including up to 20,000 "Bonus Shares" available to certain investors for no additional consideration*

*Investors who are eligible for Bonus Shares may receive up to 25% additional shares, making the effective price paid per share equal to approximately $1.60.

Minimum investment: $300

Finlete Funding, Inc. ("Finlete Funding", the "Company," "we," "us", or "our"), is offering up to $200,000 worth of Preferred Stock of the Company (the "Securities"). The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by April 30, 2026 (the "Termination Date"), no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $200,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

We will file a report with the U.S. Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. In the future, we may terminate our reporting obligations in accordance with Rule 202(b) of Regulation Crowdfunding which permits an issuer to terminated reporting obligations under Regulation Crowdfunding if (1) the issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (4) the issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Player Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Finlete Funding operates in conjunction with its parent entity, Finlete, Inc. (our "Parent" or "Finlete"), which provides administrative support and an online platform to Finlete Funding. Together, Finlete Funding and Finlete provide sports fans the opportunity to buy interests associated with the performance of professional athletes and win together both emotionally and financially throughout professional athletes' careers.

The Company was formed as a corporation on December 19, 2023 under the laws of the State of Delaware, and is authorized to issue 1,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. On November 25, 2024, the company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock.

The Company's principal office is located at 350 10th Ave, Ste 1000, San Diego, CA 92101, and its website is www.finlete.com.

Our Business Plan

Our goal is to help promising young athletes garner support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for 10-20+ years and, hopefully, beyond. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Player Agreements.

Finlete Funding operates by entering into Player Agreements with promising athletes. These agreements include material terms and obligations on the part of the player and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Player Payment" in which the player pays a portion of the players earnings in installment payments to Finlete Funding over the term of the Player Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;

- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage" of the player's future earnings subject to the agreement; and
- The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the player's brand, thereby increasing the potential value of the player and the agreement.

Historically, athletes have only entered into these types of agreements in exchange for payment from their future earnings with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that fans can become involved while enhancing brand value for athletes to a much greater extent than was previously possible.

The result is that the Company is sharing the risks with the player that are associated with the variability and uncertainty of the athlete's potential future earnings. If a player does well and signs with a professional sports team, Finlete Funding will receive a percentage of the player's future earnings, which may be more than the funds Finlete Funding provided to the player. If the player does not secure a contract with a professional team, the Company may not receive any payments from the player.

Our Planned Products and Services

To help enhance the brand of the athletes, we will facilitate exclusive experiences for fans such as virtual meet and greets, behind-the-scenes video updates, merchandise, memorabilia, virtual contract signing parties, and more.

Current Status

First Regulation CF Offering

On January 15, 2024, the Company entered into a Player Agreement with Echedry Vargas ("Vargas") to pay an aggregate of up to $500,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on February 27, 2024 referred to herein as the "First Regulation CF Offering" in exchange for up to 10% interest (proportional to the amount Finlete Funding pays to Vargas) in Vargas's pre-tax future professional baseball earnings ("PBE") for a period of 25 years from the effective date of the Player Agreement dated January 15, 2024 (the "Vargas Agreement").

The First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock and receiving a 1% interest in Varga's pre-tax future PBE.

Second Regulation CF Offering

On July 16, 2024, the Company entered into a Player Agreement with Emmanuel Clase (the "Player") to pay an aggregate of up to $2,500,000 (depending on the capital raised in this offering) in exchange for up to 3% interest (proportional to the amount Finlete Funding pays to the Player) in the Player's pre-tax future professional baseball earnings ("PBE") for a period of 25 years from the effective date of the Player Agreement dated July 16, 2024 (the "Clase Agreement").

The Company currently has the ability to fund the Clase Agreement until December 31, 2025. The Company intends to extend the funding period. If the Company is able to extend the agreement, it will update the information on the offering page. To the extent the Company is unable to do so, it will only be able to fund a portion of the Player Agreement based on allocation of funds received in this offering, according to the "Use of Proceeds" described below.

$0.67 of each $1 raised in this offering will go toward this agreement, the remaining amount will be used for offering costs, including to reimburse Finlete, Inc. See "Use of Proceeds" and "The Clase Agreement" below for additional details. The agreement is attached as Exhibit E to this Form C.

Emmanuel Clase is currently under contract with the Cleveland Guardians through the end of the 2028 MLB season. Under this contract, he is set to earn $4,900,000 in 2025 and $6,400,000 in 2026. He is set to earn $10,000,000 in 2027 if the team exercises its club option. If the team elects to decline its club option, they would instead owe Clase a $2,000,000 buyout and he would become eligible to sign a new player contract with a new team. Similarly, he is set to earn $10,000,000 in 2028 if the team exercises its club option. If the team elects to decline its club option, they would instead owe Clase a $1,000,000 buyout and he would become eligible to sign a new player contract with a new team.

The Offering

This offering is for shares of Leonardo Bernal Preferred Stock. Leonardo Bernal Preferred Stock is entitled to track the performance of a specific revenue stream from the Bernal Agreement entered into between the Player and the Company. Further, even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), these are not shares of common stock, and do not grant financial rights to the entire Company. Specifically, subject to applicable laws, these shares are entitled to a portion of the future baseball earnings of the Player, and you will not be entitled to the distributions or dividends paid to Common Stock or any other class of shares of the Company.

Specific Consideration Regarding the Stock

The Leonardo Bernal Preferred Stock does not represent ownership in a separate legal entity specific to Leonardo Bernal. Rather, income (and assets) will generally be attributed to shares of the Leonardo Bernal Preferred Stock based on the specific income of the underlying Player Agreement that the Company receives from the Player. Further even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), holders of shares of the Leonardo Bernal Preferred Stock will not have an ownership interest in any of the underlying contract, or any of our affiliated

6

entities. The issuance of shares of the Leonardo Bernal Preferred Stock will not result in the actual transfer of our assets or the creation of a separate legal entity. Our contract parties and their affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.

Though you will not own Common Stock in the Company, it is important that you know about the Company to evaluate your investment. If the Company were to fail as a company due to its inability to succeed in its business plan, it would jeopardize your ability to collect distributions from the shares of Leonardo Bernal Preferred Stock.

For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to the Company as a company, and ask yourself questions such as the following:

* Does the Company have the talent and resources to follow their business plan and accomplish their goals?
* Is the Company financially solvent, and will they remain so long enough to pay the distributions to the shares from the income from the Bernal Agreement.

The Bernal Agreement

The following describes the terms of the Player Agreement between Finlete Funding, Inc. and Leonardo Bernal (the "Bernal Agreement") and is qualified in its entirety by the Bernal Agreement, attached as Exhibit E to this Form C.

Term: The term of the Player Agreement is for 25 years from the effective date, unless terminated by mutual agreement. The Bernal Agreement cannot be terminated by an election of free agency, voluntary retirement, or unconditional release under any circumstances. The agreement also remains in effect and applies to all pre-tax future professional baseball earnings ("PBE") earned or received after Player's death, within the term of the agreement.

Player Payments: The Player Payments for Mr. Bernal are up to 1.00% of his pre-tax future professional baseball earnings. To the extent the Company funds the Player less than $170,000 the payments will be proportionally reduced. For example, if $136,000 is the agreed payment to the Player and Finlete Funding raises $100,000 in this offering and pays the Player $68,000 (see "Use of Proceeds" below), then his Player Payment obligation over the term is also reduced by 50% (or 5% of PBE in this case).

With certain exclusions, PBE includes any payments Player receives during the term of this Agreement once such Player is signed by a team in any of the following leagues:

- United States Major League Baseball*
- Japan's Nippon Professional Baseball
- South Korea's KBO League
- Chinese Professional Baseball League

*some exclusions may apply.

Earnings are described in the Bernal Agreement include, but are not limited to: wages, salary, bonuses, buyout, payouts for participation in championship events or post-season series, international events or any other compensation earned by the Player in service to a team. Earnings are exclusive of taxes, management fees, and other fee arrangements that the Player may enter into.

Other Player Obligations:

The following include other items in the contract that are not included in PBE:

- Player is obligated to make certain virtual appearances (twice per year for ten years) as well as sign a certain number of autographs (100 per year for the term of the agreement).
- Company is entitled to non-exclusive, worldwide, royalty-free use of the Player's name, image, likeness and story.
- Company has a right of first refusal to purchase future earnings of the Player related to his baseball career (including wages and other items included in PBE as well as items not included, e.g., endorsements).

Distributions

Holders of Leonardo Bernal Preferred Stock are generally entitled to 90% of the Player Payments under the Bernal Agreement received by the Company *less*:
  o amounts withheld for taxes.
  o amounts that are subject to payment or repayment per the Bernal Agreement and/or another contract, agreement, or law.

Distributions will be paid to shareholders on an annual basis <u>unless</u> the Board determines to pay the payments more frequently. Payments will be made for a specific measurement period (e.g., calendar quarter). Pro rata distributions will be apportioned between the issued and outstanding shares of Leonardo Bernal Preferred Stock based on number of days that each share has been issued and outstanding in the measurement period, compared to the total shares and total number of days that all shares of such stock have been issued and outstanding during this period.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Bernal Agreement. Distribution do not include other payments received by the Company under the Bernal Agreement (e.g., sale of autographs).

Other Information About Finlete Funding, Inc.

For more detailed information regarding the business, see the Company's Offering Page at finlete.com/bernal. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

Employees

The Company currently has one (1) full-time executive officer. The parent company, Finlete, Inc. compensates Finlete Funding, Inc. executive officer $5,000 per month.

Intellectual Property

Finlete Funding, Inc. currently does not have patents or trademarks.

Litigation

Finlete Funding, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

Property

We do not own or lease any significant property.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to players in exchange for rights to future payments.
Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares and managing our potential Player Agreements. Our First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock and receiving a 1% interest in Vargas's pre-tax future PBE.

We have entered into four Player Agreements. We intend to enter into additional Player Agreements in the future with other contract parties and are actively pursuing these Player Agreements.

We have no history to demonstrate, and we can make no assurances, that our business model will be successful, or whether any of our Player Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Player Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future.
We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc., has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations.

We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Player Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Player Agreements that meet our criteria and the ability of those Player Agreements to generate income and cash flow. Even if our Player Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the audited financials.
Finlete Funding has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Player Agreements.
Our principal source of cash flows for the foreseeable future will be derived from Player Agreements. There are a number of risks relating to Player Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.
Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks.
Finlete Funding is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or player due to injury or death could have a material adverse effect on our financial condition and operations.
We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes.
From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

Risks Relating to Our Player Agreements

We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements.
We had not signed any Player Agreements until 2024. Due to our limited experience with Player Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Player Agreements and the likelihood of long-term performance of the player, or our ability to aid players in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Player Agreements, and investors who invest early may not benefit from the experience that we gain from our early Player Agreements.

Our cash received under our Player Agreements will depend upon the continued satisfactory performance of the related player, and we do not have any rights to require the player to take any significant actions to attract or maintain or otherwise generate income.
Some or all of the income that a player is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Player Agreements so that the player maintains the substantial majority of future income earned as an athlete to help ensure that the player will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the player will do so. While our Player Agreements requires a certain number of virtual meetings and autograph signings, a player may retire from being a professional athlete, at any time and for any reason, or may suffer a career ending injury. A player has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Player Agreement contains and future Player Agreements will contain no restriction on the ability of a player to change professions or earn money in unrelated fields, and such income may not be subject to the player payments under the Player Agreement. In any of these events, we may lose some or all of the potential income associated with Player Agreements.

Our players will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our players will not have obligations to enhance the value of their personal brand or disclose information to our stockholders.

Events in a player's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on a player's performance in their occupation. A player is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stocks. In addition, a player has no obligation to enhance the value of their personal brand. For example, a contract party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since a player's obligations under a Player Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such player. Furthermore, since a player is and/or will not be a director or an officer of the Company, such player owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against a player, either under their respective Player Agreement or under the securities or corporate laws.

A player may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other reputational harm.

Our focus for the foreseeable future is to enter into Player Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Player Payments as a result of injury, illness, medical condition, or death of the player. Therefore, if a player becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Player Payments, would likely be dramatically less than we anticipate, or may cease completely.

Any harm to the public reputation of a player, or association of the player's name with a public scandal, may reduce the player's ability to participate in professional athletics, reducing the potential for Player Payments.

Our Player Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against players in the event of any default.

The payments under a Player Agreement will be unsecured obligations of the player and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under a Player Agreement if those amounts are not paid.

If the player defaults under the Player Agreement, there can be no assurances that the player will have adequate resources, if any, to satisfy any obligations to us under the Player Agreement.

An economic downturn and adverse economic conditions may harm a player's earning potential.

Economic downturns and adverse economic conditions may negatively affect the earnings of a player. For example, the MLB market salary cap is dependent upon the revenues the MLB receives and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Player Agreements with a player is substantially dependent upon the player's ability to become contracted and play out his player contract.
The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of a player to generate significant future income from professional sports. However, in many cases, the amount of return under a player contract is not guaranteed. If a player does not enter into high-value player contracts, or cannot complete the terms of the player contract, there is no guarantee that the Player Agreement will result in positive cash flow.

A player could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional leagues.
We expect that a significant portion of the revenue we expect to receive from a player will come from future professional player contracts. However, a player could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, a player would not receive amounts under their existing player contract and may not be able to secure future playing contracts.

Players could be negatively affected by a work stoppage.
If the professional league experiences a work stoppage, then the earnings of a player in such professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, a player's pay may be suspended. A player's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Player Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of a player's future earnings potential.
Echedry Vargas, the Player in our First Regulation CF Offering, and Leonardo Bernal, the Player in this offering, have yet been promoted to a major league sport, and although the player in our Second Regulation CF Offering, Emmanuel Clase, is currently under contract with the Cleveland Guardians through the end of the 2028 MLB season, there is no guarantee that he'll be able to play out that contract, and additional prospective players may not yet have been promoted to major league sports. Although they may currently play professionally in minor leagues, their past performance may not be inductive of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of the future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of a player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.

Because the length of a player's playing career is uncertain, we make certain estimates to predict a player's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of a player in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm a player's reputation and impair the value of his personal brand.
The return on your investment depends on the value and strength of the personal brand and reputation of the players as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding a player's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding a player's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Risks Related to the Player Agreement

Leonardo Bernal's potential future MLB player contract is a significant portion of the future cash we would receive under the Bernal Agreement.
Much of the future cash expected to be received under the Bernal Agreement is tied to Leonardo Bernal's prospects of a professional baseball career and his future MLB player contracts. Further all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. We cannot guarantee that Leonardo Bernal will be able to enter into a professional baseball player contract.

We estimate Mr. Bernal will be in contention for an MLB roster spot by the 2026 MLB season. This is based on his current development pace, performance in the minors, assessment of his potential, and comparison to similar athletes. Upon making his MLB debut, Mr. Bernal would earn at least the MLB minimum salary, which is set to be $780,000 in 2026. This figure is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. Mr. Bernal would then become eligible for a higher salary after accruing three years of MLB service time. The MLB arbitration process allows players with more than three but less than six years of service time to negotiate their salaries with their team based on the salaries of other players with comparable service time and performance, among other factors. Players typically go through three years of arbitration before reaching free agency. After the arbitration years, players become free agents, which means they are free to negotiate a new contract with any MLB team.

The MLB contracts that Mr. Bernal may secure in the future, starting with the minimum salary and moving through his arbitration years, form a critical component of the future cash flow from his Player Agreement with Finlete Funding. While the nature of sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow.

Our projections are based on current data and will be adjusted over time.

Any revenue received from the Bernal Agreement will be subject to the performance and health of Leonardo Bernal as well as the risks related to Player Agreements in general.
Future payments from the Bernal Agreement are subject to risks, including:

- The profitability of the Bernal Agreement is substantially dependent upon Mr. Benal entering into a high-value MLB player contract. If Mr. Bernal does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements.
- Cash received under the Bernal Agreement will depend upon the continued satisfactory performance of Mr. Bernal, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- Mr. Bernal is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. Mr. Bernal has no obligation to enhance the value of his personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of Mr. Bernal, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.
- The Bernal Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against Mr. Bernal in the event of any default.
- The financial and other information that we obtained and/or will obtain from Mr. Bernal or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Bernal Agreement may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding Mr. Bernal and may result in an inaccurate assessment of the projected value of his personal brand.
- An economic downturn and adverse economic conditions may harm Mr. Bernal' earning potential.
- The amount of money generated by the Bernal Agreement is substantially dependent upon Mr. Bernal' ability to become contracted by MLB and play out his player contract.
- PBE may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which Mr. Bernal may plays, or he may never achieve that popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of a Mr. Bernal' future earnings potential.
- It is difficult to estimate with precision the projected future earnings of Mr. Bernal because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of Mr. Bernal could harm his reputation and impair the value of his brand.

The occurrence of any of the above my limit payments received under the Bernal Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Leonardo Bernal Preferred Stock.

Risks Relating to our Corporate Structure

A specified portion of the potential payments associated with the Bernal Agreement will be attributed to our common stock rather than the Leonardo Bernal Preferred Stock. Therefore, your shares will only partially reflect the economic performance of the Bernal Agreement.
The shares of Leonardo Bernal Preferred Stock and future shares of preferred stock are only track part of the underlying agreement. For instance, the Leonardo Bernal Preferred Stock is only entitled to receive 90% of the PBE that is received by the Company and adjusted for tax payments, and the remaining 10% of the PBE under the Bernal Agreement will be attributed to our common stock. Similarly, in the future when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Player Agreements to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stocks. Therefore, each of series of our preferred stock will only partially reflect the economic performance of the associated Player Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Player Agreement.

In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Player Agreement.

As a series of our preferred stock will be exposed to additional risks associated with the Company as a whole, including any individual preferred stock that exists at the time of any investment or that we may establish and issue in the future.
Investors in Leonardo Bernal Preferred Stock can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, even if there is revenue from this Player Agreement but the rest of the Company does poorly, we may be legally restricted from paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Bernal Agreement which is attributed to the Leonardo Bernal Preferred Stock and, in any liquidation, holders of our Leonardo Bernal Preferred Stock and holders of any other preferred stocks we may establish in the future, will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred.
The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding

against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Player Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Player Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

We can amend or terminate the Bernal Agreement without the vote of the holders of Leonardo Bernal Preferred Stock.
The parties to the Bernal Agreement, specifically, Finlete Funding and Leonardo Bernal, have the ability to mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done that holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders.
Upon liquidation, dissolution or winding up of Finlete Funding as a whole, holders of shares of Leonardo Bernal Preferred Stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all of our outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

Risks Related to the Securities

Our Parent has control over key decision making as a result of its control over all of our common stock.
Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

Management has discretion as to the use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Any valuation at this stage is difficult to assess.
The price of the Leonardo Bernal Preferred Stock was determined based on potential distributions of the stock, which is based on revenues from the Bernal Agreement as well as the performance over all of our Company. Such determination, especially for our first contract and for early-stage companies with no operating history, is difficult to assess, uncertain and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

The preferred stock will not be freely tradable until one year from the initial purchase date.
Although the preferred stock may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act, or under the securities laws of any state or non-United States jurisdiction, the preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares.
The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the shares, you should not purchase the shares.

Credit card risk.
Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky

Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Noncompliance with laws and regulations may impair our ability to arrange or service the Bernal Agreement.
Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Bernal Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in Mr. Bernal attempting to rescind the Bernal Agreement. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, and with investors having a right to rescind their investments.

If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
A company will generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Player Agreements.

Furthermore, while certain revenue sharing agreement may be deemed to be investment contracts, and thus securities, we do not believe that the Player Agreements would be deemed to be investment contracts.

If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

Future fundraising may affect the rights of investors.
In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future

capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement regardless of convenience or cost to you, the investor.

Section 21 of the Company's Certificate of Incorporation provides federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction.

Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against

the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
George Robert Connolly	Chief Executive Officer	40	December 2023 - present	Full-time
Directors:				
George Robert Connolly	Director	40	December 2023 - present	N/A

George Robert Connolly

George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as Co-founder & CEO of Finlete, Inc. since the company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014. Rob studied business administration and management at Western Governors University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of December 31, 2024:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Finlete, Inc.	Common Stock	10 shares	100%

Capital Structure

The following table describes our capital structure as of December 31, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued	Available
Common Stock	1,000	10	0	990
Echedry Vargas Preferred Stock	100,000	9,786	0	90,214
Emmanuel Clase Preferred Stock	300,000	0	13,165	286,835
Leonardo Bernal Preferred Stock	100,000	0	0	100,000
Blank Check Preferred Stock*	N/A	N/A	N/A	1,500,000

*The Blank Check Preferred Stock represents the remaining authorized preferred stock that the Company's board of directors is authorized to issue without needing further approval from shareholders. The board can set the terms, rights, and preferences of this stock, such as dividend rates, voting rights, and conversion features, at the time of issuance.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	If Target Offering Amount is Sold	% Usage	If Maximum Amount is Sold	% Usage
Total Proceeds	$10,000.00	-	$200,000.00	-
Player Agreement with Leonardo Bernal	$6,800.00	68.00%	$136,000.00	68.00%
Offering Costs	$3,200.00	32.00%	$24,000.00	12.00%
Management Fee	$0.00	0.00%	$40,000.00	20.00%

NOTE: Management Fee is paid to Finlete, Inc. Intermediary Fees of 8.5% commissions on gross proceeds are included in Offering Costs. Not included is the $1,000 activation fee, which is paid by Finlete, Inc.

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The audit of the financial statements of the Company for the period from December 19, 2023 (Inception) to December 31, 2023 was performed by dbbmckennon. The audit of the financial statements of the Company for the period from January 1, 2024 to December 31, 2024 was performed by Artesian CPA. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. To the extent the discussion includes information based on unaudited operating data for 2025, such information is subject to change once we complete our fiscal year, prepare our financial statements, and our accountant completes a financial audit of those statements. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. Finlete Inc. has incurred and will continue to incur expenses related to the past, current, and future offerings of preferred shares by Finlete Funding, Inc. These expenses include:

- Travel costs to and from Player location;
- Consultant and advisor compensation;
- Legal expenses related to the Player Contract;
- Legal and raise fees;
- Website development costs;
- Marketing costs;
- Athlete promotional and development activities.

Finlete, Inc. will continue to incur significant additional expenses related to entering contracts with athletes and preparing and marketing capital raises. Finlete, Inc. is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its planned operations or failing to profitably operate its business. We note that the performance and distributions related to the shares of Leonardo Bernal Preferred Stock will be based on the performance of Emmanuel Clase and whether he secures additional major league contract(s) and his payments under such contracts. To the extent he does, holders of such shares may receive dividends to the extent that the Company is able to pay dividends under Delaware law.

Planned Milestones. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing-related objectives.

Liquidity and Capital Resources. The Company is still an "early-stage" company and is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. The purpose of Finlete Funding is to support the efforts of Finlete, Inc. by contracting with athletes to invest in the potential earnings of those athletes, and selling interests in those contracts to the public through Regulation Crowdfunding.

Indebtedness. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. incurred expenses on the Company's behalf during the year ended December 31, 2024. 69.44% of proceeds from this offering fund the Clase Agreement and 30.56% fund offering costs and reimbursement to Finlete, Inc. In 2024, this amounted to $54,818.00 reimbursed to Finlete, Inc. As of December 31, 2024, the outstanding balance on these advances was $20,493.00, which has since been reimbursed to Finlete, Inc. in 2025. Finlete Inc. will continue to fund Finlete Funding Inc., if necessary.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Finlete, Inc. is the parent company of Finlete Funding, Inc., and has funded the Company's formation and operations to date.
- In December 2023, the Company entered into a Subscription Agreement with its parent company, Finlete, Inc., whereby a total of 10 shares of Common Stock have been issued in exchange for subscription proceeds of $10.
- The executive officers and directors of Finlete Funding, Inc. are also the executive officers and directors of Finlete, Inc. and, therefore own 100% of outstanding shares and have 100% voting rights in the Company.

See "Financial Discussion – Indebtedness" above for additional details.

RECENT OFFERINGS OF SECURITIES*

Finlete Funding, Inc. has made the following issuances of securities since inception:

- December 20, 2023: Issued 10 shares of Common Stock to Finlete, Inc., its parent company, as founder ownership.
- September 13, 2024: Issued 9,786 shares of Echedry Vargas Preferred Stock to investors under the First Regulation CF Offering and has received proceeds of $78,288.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations of Echedry Vargas Preferred Stock, Certificate of Designations of Emmanuel Clase Preferred Stock Certificate of Designations of Leonardo Bernal Preferred Stock, and Bylaws. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, Certificate of Designations of Echedry Vargas Preferred Stock, Certificate of Designations of Emmanuel Clase Preferred Stock, Certificate of Designations of Leonardo Bernal, Bylaws, and the applicable provisions of Delaware law.

Finlete Funding is offering up to 100,000 shares of its Leonardo Bernal Preferred Stock.

The Company's authorized securities consist of up to 1,000 shares of Common Stock with a par value of $0.00001; and 2,000,000 shares of Preferred Stock ("Preferred Stock") with a par value of $0.00001.

As of December 31, 2024, there were 10 shares of Common Stock outstanding and 9,786 shares of Echedry Vargas Preferred Stock outstanding.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Echedry Vargas Preferred Stock

Dividend Rights

Holders of Echedry Vargas Preferred Stock are generally entitled to 90% of the Player Payments under the Vargas Agreement received by the Company *less*:

- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Vargas Agreement and/or another contract, agreement or law.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Vargas Agreement. Distribution do not include other payments received by the Company under the Vargas Agreement (e.g., sale of autographs).

The Echedry Vargas Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions
Holders of shares of Echedry Vargas Preferred Stock are not entitled to Liquidation Distributions.

Conversion
Echedry Vargas Preferred Stock is not convertible into any other class of stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights
Holders of shares of Echedry Vargas Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Echedry Vargas Preferred Stock voting separately as a single class.

Redemption
The parties to the Vargas Agreement, specifically, Finlete Funding and Echedry Vargas, have the ability to mutually agree to terminate and/or amend the Vargas Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the

redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Emmanuel Clase Preferred Stock

Dividend Rights

Holders of Emmanuel Clase Preferred Stock are generally entitled to 90% of the Player Payments under the Clase Agreement received by the Company *less*:

- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Clase Agreement and/or another contract, agreement or law.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Clase Agreement. Distribution do not include other payments received by the Company under the Clase Agreement (e.g., sale of autographs).

The Emmanuel Clase Preferred Stock shall not participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions
Holders of shares of Emmanuel Clase Preferred Stock are not entitled to Liquidation Distributions.

Conversion
Emmanuel Clase Preferred Stock is not convertible into any other class of stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights
Holders of shares of Emmanuel Clase Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Emmanuel Clase Preferred Stock voting separately as a single class.

Redemption
The parties to the Clase Agreement, specifically, Finlete Funding and Emmanuel Clase, have the ability to mutually agree to terminate and/or amend the Clase Agreement. To the extent that is

done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Leonardo Bernal Preferred Stock

Dividend Rights

Holders of Leonardo Bernal Preferred Stock are generally entitled to 90% of the Player Payments under the Bernal Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Bernal Agreement and/or another contract, agreement or law.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Bernal Agreement. Distribution do not include other payments received by the Company under the Bernal Agreement (e.g., sale of autographs).

The Leonardo Bernal Preferred Stock shall not participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions
Holders of shares of Leonardo Bernal Preferred Stock are not entitled to Liquidation Distributions.

Conversion
Leonardo Bernal Preferred Stock is not convertible into any other class of stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights
Holders of shares of Leonardo Bernal Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Leonardo Bernal Preferred Stock voting separately as a single class.

Redemption

The parties to the Bernal Agreement, specifically, Finlete Funding and Leonardo Bernal, have the ability to mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Provisions of Note in the Company's Subscription Agreement and Certificate of Incorporation

Forum Selection Provision

The exclusive forum provisions in the Company's Certificate of Incorporation and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section 21 of the Company's Certificate of Incorporation provides federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement in federal and state courts in the Southern District of the State of California.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Perks. We are offering the following perks, as described on the offering page, to investors. Eligibility is cumulative over the offering period. For example, if an investor invests $1,000 and later invests an additional $1,500, they will qualify for the $2,500 tier perks.

$0 - $2,499
Invest $0 - $2,499 and receive a digital stock certificate.

$2,500 - $4,999
Invest $2,500 - $4,999 and receive a digital stock certificate and a baseball card autographed by Leonardo Bernal.

$5,000 - $9,999
Invest $5,000 - $9,999 and receive a digital stock certificate, a baseball card autographed by Leonardo Bernal, and an invitation to meet Team Finlete during 2026 MLB Spring Training.*

$10,000+
Invest $10,000 or more and receive a digital stock certificate, a baseball card autographed by Leonardo Bernal, an invitation to meet Team Finlete during 2026 MLB Spring Training*, and a one-on-one virtual meet and greet with Leonardo Bernal via Zoom or a similar video conferencing application.

*Date, time, and location to be determined. 2026 MLB Spring Training games will likely begin on February 20, 2026 and likely end on March 25, 2026. Team Finlete means employees of Finlete and/or Major League Baseball (MLB) players associated with Finlete.

Transfer Agent

The Company has engaged Nevada Agency and Transfer Company (NATCO) as its transfer agent to maintain current records of investors.

What it Means to be a Minority Holder

As an investor in Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

How we determined the offering price

The Company is offering shares of Leonardo Bernal Preferred Stock, which entitles investors to distributions based on Player Payments, if any, that relate to the Player Agreement with Leonardo Bernal. The Company determined the offering price of the securities and therefore value by reference to its transaction costs as well as its internal estimates on the potential earnings for Mr. Bernal.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on our website at www.finlete.com/investors.

Compliance failure

Finlete Funding, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason, provided their investment has not already been accepted by the Company. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates
Information on updates to the offering and to subscribe can be found at finlete.com/bernal.

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: CERTIFICATE OF DESIGNATIONS

EXHIBIT E: BERNAL AGREEMENT

FINLETE FUNDING, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORTS

AS OF DECEMBER 31, 2024 AND 2023, FOR THE YEAR ENDED DECEMBER 31, 2024, AND FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

FINLETE FUNDING, INC.

TABLE OF CONTENTS



To the Board of Directors of
Finlete Funding, Inc.
San Diego, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company") which comprises the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company as of and for the period ended December 31, 2023, were audited by another auditor who expressed an unmodified opinion on those statements dated February 1, 2024.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations, and has not generated revenues or profits for the year ended December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 21, 2025

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Shareholders, Board of Directors and
Management of Finlete Funding, Inc.

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and the statements of operations, stockholder's equity and cash flows for the period from December 19, 2023 ("Inception") to December 31, 2023, and the related notes (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from Inception to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
February 1, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FINLETE FUNDING, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

	December 31,		
	2024		**2023**
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 20,503	$	-
Subscription receivable	8,183		10
Total Current Assets	28,686		10
Non-current Assets:			
Future earning contracts	159,701		-
Total Non-current Assets	159,701		-
TOTAL ASSETS	$ 188,387	$	10
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts payable	$ 9,701	$	-
Due to related party	20,493		-
Total Current Liabilities	30,194		-
Stockholders' equity:			
Undesignated preferred stock, $0.00001 par value, 1,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023	-		-
Preferred stock-Echedry Vargas, $0.00001 par value, 100,000 shares authorized, 9,786 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	50,955		-
Preferred stock-Emmanuel Clase, $0.00001 par value, 300,000 shares authorized, 13,165 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	107,228		-
Preferred stock-Leonardo Bernal, $0.00001 par value, 100,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-		-
Common stock, $0.00001 par value, 1000 shares authorized, 10 shares issued and outstanding as of December 31, 2024 and 2023	-		-
Additional paid-in capital	10		10
Accumulated deficit	-		-
Total Stockholders' Equity	158,193		10
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 188,387	$	10

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
Revenue	$ -	$ -
Operating expenses:		
Selling, general and administative	-	-
Total operating expenses	-	-
Loss from operations	-	-
Net income/(loss)	$ -	$ -
Weighted average common shares outstanding - basic and diluted	10	10
Net loss per common share - basic and diluted	$ -	$ -

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	Preferred Stock-Echedry Vargas		Preferred Stock-Emmanuel Clase		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 19, 2023 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of shares to parent entity	-	-	-	-	10	-	10	-	10
Net income/(loss)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2023	-	$ -	-	$ -	10	$ -	$ 10	$ -	$ 10
Issuance of Preferred stock - Echedry Vargas	9,786	50,955	-	-	-	-	-	-	50,955
Issuance of Preferred stock - Emmanuel Clase	-	-	13,165	107,228	-	-	-	-	107,228
Net income/(loss)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	9,786	$ 50,955	13,165	$ 107,228	10	$ -	$ 10	$ -	$ 158,193

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
Cash Flows from Operating Activities		
Net income/(loss)	$ -	$ -
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:		
Offering costs paid by related party	54,818	
Change in operating assets and liabilities:		
Accounts payable	-	-
Net cash provided by operating activities	54,818	-
Cash Flows from Investing Activities		
Investments in future earning contracts	(150,000)	-
Net cash used in investing activities	(150,000)	-
Cash Flows from Financing Activities		
Collection of subscription receivable	10	-
Issuance of preferred stock, net of offering costs	150,000	
Repayments on due to related party	(34,325)	-
Net cash provided by financing activities	115,685	-
Net change in cash	20,503	-
Cash at beginning of the period	-	-
Cash at end of the period	$ 20,503	$ -
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Information:		
Subscription receivable for issuance of shares	$ 8,183	$ 10

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a subsidiary of Finlete, Inc., a Delaware corporation (the "Parent" or "Manager"). Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

The Company has commenced principal activities during year 2024. The Company's activities since inception have mostly consisted of formation activities, preparations to raise capital and capital raising activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations as they come due, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing from Finlete, Inc. to satisfy its cash flow needs. No assurance can be given that the Company will be successful in these efforts.   The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company utilizes its Parent's centralized processes and systems for administration, accounting, and recordkeeping. The Parent has paid the Company's expenses without requiring repayment, and expects to continue to do so for the near term. These financial statements only include expenses for which the Parent will require repayment from the Company, and exclude all other costs incurred on its behalf. Consequently, future results of operations should the Company be separated from the Parent, or should the Parent no longer agree to cover the Company's expenses, will include costs and expenses that may be materially different than the Company's historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Company's future results of operations, financial position, and cash flows.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Subscription Receivable

As of December 31, 2024, the Company had a subscription receivable totaling $8,183, representing amounts contractually due from investors for preferred stock that was issued but not yet fully paid as of the reporting date. Of this amount, $7,228 relates to the issuance of Emmauel Clase preferred stock, and $955 relates to the issuance of Echedry Vargas preferred stock.

Future Earning Contracts

As of December 31, 2024, the Company had capitalized $159,701 related to future earnings contracts, consisting of a $109,701 investment in Emmanuel Clase and a $50,000 investment in Echedry Vargas. These amounts represent upfront payments made in exchange for rights to a portion of the individuals' future earnings.

Future earnings contracts are capitalized based on the respective costs to acquire such rights. The amounts will be amortized over their useful life, which is the term of the underlying earning contract beginning when the contracts become effective.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairments were recorded as of December 31, 2024.

Organizational Costs

In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has no operating loss carryforwards or deferred tax assets or liabilities, and has not yet filed tax returns.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

In connection with its Regulation CF offerings, the Company incurred offering-related expenses, a portion of which were paid directly by the Manager on behalf of the Company.

During the year ended December 31, 2024, the Company incurred offering costs $50,752 and $27,333 for offering costs associated with the Emmanuel Clase and Echedry Vargas offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements. Of such amounts $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities.

In addition, the Manager incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. As of both December 31, 2024 and 2023, 10 shares were issued and outstanding.

As of December 31, 2024 and 2023, there were outstanding subscription receivables on common stock of $0 and $10, respectively.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholders of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock, $0.00001 par value.

Preferred Stock – Echedry Vargas

On January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"), at a par value of $0.00001 per share. The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Echedry

Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company.

The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Pursuant to the player agreement with Echedry Vargas ("Vargas"), the Company agreed to pay up to $500,000 (subject to the amount of capital raised in a crowdfunding offering) in exchange for up to a 10% share of Vargas's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Vargas Agreement").

To fund this investment, the Company launched its first Regulation CF offering on February 27, 2024, and successfully closed the offering on August 7, 2024. Through this offering, the Company raised a total of $78,288 and issued 9,786 shares of Echedry Vargas Preferred Stock to investors. Offering costs of $27,333 were deducted from the offering proceeds. As of December 31, 2024, there was $955 of subscription receivables from this offering.

Preferred Stock – Emmanuel Clase

On January 29, 2024, the Company designated 300,000 shares of its preferred stock as Emmanuel Clase Preferred Stock ("Emmauel Clase Stock"), at a par value of $0.00001 per share. The Emmauel Clase Stock has been created in order to raise funds that will be paid to Emmanuel Clase ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Emmauel Clase Stock on a pro rata basis based on the number of shares of Emmauel Clase Stock issued and outstanding and held by the holders as of the time of such distribution.

The Emmanuel Clase Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Emmanuel Clase Stock is not convertible into any other securities of the Company.

The Emmanuel Clase Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Emmanuel Clase Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Emmanuel Clase Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Emmanuel Clase Stock.

Pursuant to the player agreement with Emmanuel Clase (the "Player"), the Company agreed to pay up to $2,500,000 in exchange for up to a 3% share of the Player's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Clase Agreement"). The percentage of PBE acquired by the Company is proportional to the amount of capital actually paid to the Player pursuant to this agreement.

To fund this investment, the Company launched its second Regulation CF offering. As of December 31, 2024, through this offering, the Company has raised a total of $157,980 and issued 13,165 shares of Emmanuel Clase Preferred Stock to investors. Offering costs of $50,752 were deducted from the offering proceeds in 2024. As of December 31, 2024, there was $7,228 of subscription receivables from this offering.

Preferred Stock – Leonardo Bernal

On November 25, 2024, pursuant to unanimous written consent of the Board of Directors, the Company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock, par value $0.00001 per share.

On December 13, 2024, the Company launched an offering statement to raise up to $200,000 representing 100,000 shares of Leonardo Bernal Preferred Stock, including up to 20,000 bonus shares available to certain investors for no additional consideration. The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by December 12, 2025 (the "Termination Date"), no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Since December 31, 2024, the Company has continued to sell shares of both Emmanuel Clase Preferred Stock and Leonardo Bernal Preferred Stock as a part of its ongoing capital-raising efforts.

NOTE 5: RELATED PARTY TRANSACATIONS

The Parent incurred expenses on the Company's behalf during the year ended December 31, 2024. The outstanding balance on these advances was $20,493 as of December 31, 2024. The advances are non-interest bearing and payable on demand, and are presented as due to related party on the balance sheet.

Of the offering costs discussed in Note 3, $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities. In addition, the Parent incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records. There is no agreement in place requiring the Parent to continue to fund the Company's obligations.

NOTE 6: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In 2025, the Company entered into seven new future earnings agreements for an aggregate amount of $735,000.



FINLETE

How This Works | Invest | FAQ | Discuss | SIGN IN

Leonardo Bernal is raising capital. Get a piece of every dollar he makes in the MLB.

FINLETE

$67,502.00 raised

33.8% raised of $200,000 maximum

Leonardo Bernal

Organization	St. Louis Cardinals
Team	Springfield Cardinals
Level	Double-A (AA)
Position	Catcher (C)
Org. Prospect Rank	#3

Invest $2.00 / Share

Watch for Updates

SEC Filings • Investor Education • Offering Circular

How This Works

It's not fantasy. It's not gambling. It's **investing.**

Step 1

40

Invest in his career now

Support him early in his career by investing today. Your funding helps him pay for training and nutrition by supplementing his $35,800 salary.

Step 2

Watch his career progress

You're part of his story now. His success is your success. Brag about it to your friends. Follow his socials. Stay tuned for updates from us.

Step 3

Get a piece of his MLB salary

Investors get a piece of every dollar he makes in the MLB or other professional baseball leagues. The more he makes, the better your investment return.

Annual Dividends Paid via Finlete

Investors are entitled to annual payouts based on the athlete's pre-tax on-field professional baseball earnings at the Major League level.

Investment Terms

Share Price	$2.00
Total Shares	100,000
Minimum Investment	$300
Maximum Raise	$200,000
Payout Term	25 years

Investment Perks

	Silver ($300+)	Gold ($2,500+)	Platinum ($5,000+)	Diamond ($10,000+)
Digital stock certificate	✓	✓	✓	✓
Baseball card signed by the athlete		✓	✓	✓
Invitation to meet Team Finlete during 2026 MLB Spring Training			✓	✓
Virtual meet-and-greet with the athlete				✓

See Offering Circular for complete details.

Investment Simulator

Use this section to understand hypothetical investment scenarios.

Step 1
Your Investment Amount
Select one

$300 | $1,000 | $5,000 | $10,000

Step 2
Athlete Career Earnings
Select one

$15 million | $50 million | $100 million | $300 million

Step 3
Your Simulated Results

Investment Return
$4,500.00

Multiple on Invested Capital
4.5x

Every share is entitled to 0.000009% of the athlete's potential future professional baseball earnings.

For illustrative purposes only. Results are not guaranteed.

Invest $2.00 / Share

Meet Leonardo Bernal

FINLETE

Birthdate	02/13/2004 (21 years old)
Birthplace	San Fernando de Apure, VEN
Organization	St. Louis Cardinals
Team	Springfield Cardinals
Level	Double-A (AA)
Position	Center Field (OF)

2026
MLB ETA

#3
Org. Prospect Rank

2025 Stats

AB	AVG	HR	RBI	SB	OPS
205	.288	11	43	7	912

Career Stats

AB	AVG	HR	RBI	SB	OPS
1177	.259	37	202	22	.757

Why I'm Raising Capital

My name is Leonardo Bernal. I'm from Panama City, Panama, and I signed with the St. Louis Cardinals when I was 17 years old.

Playing baseball takes a lot of hard work and focus. Right now I'm in Double-A in the Texas League, and my season salary is $30,905. I'm raising money on Finlete so I can:

Pay for my year-round living costs and help my family back home.
Get stronger and healthier with special strength, conditioning, and nutrition programs.
Keep working with top catching and hitting coaches.

Your support will let me spend all my energy on baseball. If I make it to the big leagues, you'll share in that success. Thank you for believing in me and joining me on this journey.

Leonardo Bernal
"El Receptor"

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Regulation CF platform

Our offerings are powered by DealMaker, a secure, market-leading crowdfunding platform.

DEALMAKER

$475K+ raised for athletes | **450+** investments | **5,000+** users

As of 7/1/2025

As seen in

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Backed by

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FAQ

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REGULATORY
Form C
Offering Circular
DealMaker
Regulation CF

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the intermediary for this offering and is not an affiliate of or connected with the issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the issuer or the issuer itself.

Contact information is provided for investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Finlete Funding, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

State of Delaware
Secretary of State
DMslon of Corporations
Delivered 09:34 AM 12/19/2023
FILED 09:34 AM 12n9/2023
SR 20234265186 - FileNumber 2786727

CERTIFICATE OF INCORPORATION
OF
Finlete Funding, Inc.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), certifies as follows:

Section 1. Name. The name of the corporation is Finlete Funding, Inc.

Secti.on2. Incorporator; Registered Office and Agent

(a) hlcorporator. The name and mailing address of the incorporator are: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and the initial director of the Corporation shall be as set forth in Section 7.

(b) Registered Agent. The name and address of the registered agent of the Corporation in the State of Delaware is Corporate Creations Network Inc., 1521 Concord Pike, Suite 201, Wilmington DE 19803, New Castle County, or such other agent and address as the Board of Directors of the Corporation (the "Board") shall from time to time _select.

Section 3. Purpose and Business. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corportion is organized.

(b) The Corporation shall have the power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law.

(c) The Corporation shall have the power to sue and be sued in any court oflaw or equity.

(d) The Corporation shall have the power to make contracts.

(e) The Corporation shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

(f) The Corporation shall have the power to appoint such officers and agents as the affairs of the Corporation shaU require a d allow them suitable compensation.

(g) The Corporation shall have the power to make bylaws not inconsistent with the

1

607752.v3

constitution or laws of the United States., or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

(h) The Corporation shall have the power to wind up and d,issolve itself, or be wound up or dissolved.

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is usecL to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation **may** use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mot gage, pledge or othew ise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and priv.ileges of ownership, including the right to vote, if any.

(1) The Corporation shall have the power to purchase, hold, sell and transfr shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

(m) Tue Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

(n) Tue Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its Certificate of Incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Certificate of Incorporation of the Corporation, or any amendment thereof.

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

(p) The Corportion shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

607752.v3

Section 4.   Capital Stock.

(a) Classes and Number of Shares.   The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be one thousand (1,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and two hundred thousand (200,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

(b) Powers and Rights of Common Stock.

   (i)   Preemptive Right.   No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

   (ii)   Voting Rights and Powers.   With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.

   (iii)   Dividends and Distributions.

      (A)   Cash Dividends.   Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefore; and

      (B)   Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

   (iv)   Other Rights.   Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

(c) Series of Preferred Stock. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

   (i)   The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

   (ii)   the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

   (iii)   the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

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(iv)   whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v)   the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi)   the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii)   the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)   the provisions, if any, of a sinking fund applicable to such series; and

(ix)   any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

(d) <u>Issuance of the Common Stock and the Preferred Stock</u>.   The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Certificate of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

(e) <u>Cumulative Voting</u>.   Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

(f) <u>One Class</u>. Except as otherwise required by the DGCL, this Certificate of Incorporation, or any designation for a series of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

(g) <u>Section 242(b)(2) Election</u>. For the avoidance of doubt, the intent of Section 4(f) is, and the operation of Section 4(f) shall be, that, without limitation, (i) the number of

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authorized shares of Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class or series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required.

Section 5.   Adoption of Bylaws. In the furtherance and not in limitation of the powers conferred by statute and subject to Section 6, the Board is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

Section 6.   Shareholder Amendment of Bylaws. Notwithstanding Section 5, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class or series and voting together as a single voting clas.

Section 7.   Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of the Board. The first Board shall initially consist of one (1) person. The initial director of the Corporation shall be as follows, and his mailing addresses is as follows: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the number of directors of the Corporation may be amended from time to time as set forth in the Bylaws. Subject to any rights granted to the holders of any class or series of Preferred Stock, the exact number of directors shall be fixed from time to time by the Board pursuant to resolution adopted by a majority of the full Board. Directors need not be stockholders.

Section 8.   Powers of Board.

(a) In furtherance and not in limitation of the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

   (i)   To make, alter, amend, and repeal the Bylaws;

   (ii)   Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

   (iii)   To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including

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after-acquired property;

(iv)   To determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v)   To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi)   To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii)   to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii)   To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

(b) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of the Bylaws of the Corporation.

Section 9.   Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of DGCL Title 8, Section 144 are met.

Section 10.   Term of Board of Directors. Except as otherwise required by applicable law, each director shall serve for a term ending on the first anniversary of their date of election, provided that, notwithstanding the foregoing provisions of this Section 10 each director shall serve until their successor is elected and qualified or until his or her death, resignation or removal. All directors shall have equal standing. Notwithstanding the foregoing provisions of this Section 10, no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board establishing such class or series.

Section 11.   Vacancies on Board of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Section 12.   Removal of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Section 13.   Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied.

Section 14.   Special Stockholder Meetings. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by Board, within the limits fixed by law.

Section 15.   Location of Stockholder Meetings. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

Section 16.   Private Property of Stockholders. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Section 17.   Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Section 18.   Term of Existence. The Corporation is to have perpetual existence.

Section 19.   Liability of Directors. No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or

7

omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable sections of the DGCL, (iv) the payment of dividends in violation of the DGCL or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 19 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Section 20.   Indemnification.

(a) *Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall, to the fullest extent permitted by the DGCL and applicable Delaware law as in effect at any time, indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(b) *Indemnification in Actions, Suits or Proceedings by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and whether the basis of such action, suit or proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement

607752.v3

of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Courts in the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court in the State of Delaware or such other court shall deem proper.

(c) *Authorization of Indemnification.* Any indemnification or defense under this Section 20 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,: (i) by directors constituting a majority of the Board and who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority of the Board who are not parties to such action, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 20(a) or Section 20(b) or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) *Good Faith Defined.* For purposes of any determination under Section 20(c), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 20(d) shall mean any other corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which such person was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent. The provisions of this Section 20(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be.

(e) *Expenses Payable in Advance.* Expenses, including attorneys' fees, incurred by a current or former director or officer in defending any action, suit or proceeding

9

described in Section 20(a) or Section 20(b) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 20.

(f) *Non-exclusivity of Indemnification and Advancement of Expenses.* The indemnification, defense and advancement of expenses provided by or granted pursuant to this Section 20 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 20(a) or Section 20(b) shall be made to the fullest extent permitted by applicable law. The provisions of this Section 20 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section 20(a) or Section 20(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise.

(g) *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or a direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation, as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify, hold harmless or defend such person against such liability under the provisions of this Section 20.

(h) *Certain Definitions.* For purposes of this Section 20 references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who was or is a director, officer, employee or agent of such constituent corporation, or was or is serving at the request of such constituent corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Section 20 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section 20, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 20.

(i) *Survival of Indemnification and Advancement of Expenses.* The indemnification, defense and advancement of expenses provided by, or granted pursuant to, this Section 20 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) *Limitation on Indemnification.* Notwithstanding anything contained in this Section 20 to the contrary, except for proceedings to enforce rights to indemnification and defense under this Section 20 (which shall be governed by Section 20(k)(ii)), the Corporation shall not be obligated under this Section 20 to indemnify, hold harmless or defend any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board. Notwithstanding anything contained in this to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL.

(k) *Contract Rights.*

    (i)   The obligations of the Corporation under this Section 20 to indemnify, hold harmless and defend a person who was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, including the duty to advance expenses, shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Section 20 shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

    (ii)   If a claim under Section 20(a), Section 20(b) or Section 20(e) is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 45 days, the person making such claim may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by such person to enforce a right to indemnification hereunder (but not in a suit brought by such person to enforce a right to an advancement of expenses) it shall be a defense, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that such person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) that such person has not met such applicable

11

standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct or, in the case of such a suit brought by such person, be a defense to such suit.

(l) *Indemnification Agreements.* Without limiting the generality of the foregoing, the Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

Section 21. Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Section 22. Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Incorporation and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of December 16, 2023.

Sole Incorporator

By: _____

George Robert Connolly
Sole Incorporator

12

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:39 PM 11/25/2024
FILED 03:39 PM 11/25/2024
SR 20244312830 - File Number 2786727

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF LEONARDO BERNAL PREFERRED STOCK OF FINLETE FUNDING, INC.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Finlete Funding, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Leonardo Bernal Preferred Stock and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designated as the Leonardo Bernal Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 1,000 shares of common stock, $0.00001 par value per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation law.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated November 25, 2024, the Board of Directors designated 100,000 shares of the Preferred Stock as Leonardo Bernal Preferred Stock, par value $0.00001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

LEONARDO BERNAL PREFERRED STOCK

Section 1. Powers and Rights of Leonardo Bernal Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Leonardo Bernal Preferred Stock, par value $0.00001 per share, of the Corporation (the "Leonardo Bernal Stock"). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating,

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optional and other special rights, and qualifications, limitations and restrictions, if any, of the Leonardo Bernal Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Leonardo Bernal Preferred Stock (this "Certificate of Designations"). For purposes hereon, a holder of a share or shares of Leonardo Bernal Stock, with respect to their rights as related to the Leonardo Bernal Stock, shall be referred to as a "Holder".

Section 2.   Number. The number of authorized shares of Leonardo Bernal Stock is 100,000 shares.

Section 3.   Player Payments and Distributions.

(a) Player. For purposes of this Certificate of Designations, the "Player" shall mean Leonardo Bernal, who is a party to a "Player Agreement" between the Corporation and Player, and the Leonardo Bernal Stock has been created, and is being issued by the Corporation, in order to raise funds that will be paid to the Player pursuant to the Player Agreement, which Player Agreement shall thereafter provide that the Corporation shall have the right to receive a specific portion of certain future earnings of the Player (the "Player Payments").

(b) Participation. Subject to any limitations of applicable law and the other provisions herein, the Player Payments actually received by the Corporation shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Corporation, or may be paid to the holders of the common stock, par value $0.00001 per share, of the Corporation (the "Common Stock") as a dividend or other distribution, as determined by the Board of Directors of the Corporation.

(ii)   90% of the Player Payments, less any taxes payable by the Corporation with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the Holders with respect to their Leonardo Bernal Stock on a pro rata basis based on the number of shares of Leonardo Bernal Stock issued and outstanding and held by the Holders as of the time of such distribution, subject to the additional provisions herein (each, a "Distribution"). The Corporation shall make a Distribution at least quarterly on a calendar quarter basis, within 10 Business Days of the end of the prior calendar quarter, but may make Distributions more frequently if so determined by the Board, and the Board shall set the record date for the payment of any Distribution, and shall determine any shorter period to which such Distribution applies, if not paid on a calendar quarterly basis (as applicable, the "Measurement Period"). The Participation Amount may be reduced by any amounts of the Player Payments that may have been received by the Corporation but which are subject to payment or repayment pursuant to the Player Agreement or under any other contract, agreement or applicable law, and thereafter such reduction amounts shall be added back to the Participation Amount at the time that such amounts are no longer subject to any possibility of payment or repayment.

(iii)   The Distributions shall be apportioned between the issued and outstanding shares of Leonardo Bernal Stock based on the number of days that each share of Leonardo Bernal Stock has been issued and outstanding in the applicable

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Measurement Period, as compared to the total shares of Leonardo Bernal Stock and the total number of days that all shares of Leonardo Bernal Stock have been issued and outstanding in the applicable Measurement Period. By way of example, and not limitation, in the event that the Measurement Period was 90 days, and assuming that there are two Holders, with the first ("Holder 1") holding 100 shares of Leonardo Bernal Stock, which were issued and outstanding for 90 days in the Measurement Period, and with the second ("Holder 2") holding 200 shares of Leonardo Bernal Stock, which were issued and outstanding for 10 days in the Measurement Period, there would be a total of 11,000 "days outstanding" in such Measurement Period (100 shares for 90 days = 9,000, plus 200 shares for 10 days = 2,000), and Holder 1 (subject to the provisions of Section 3(b)(iv)) would be entitled to receive 81.81% (9,000 divided by 11,000) of the total Distribution for such Measurement Period, and Holder 2 (subject to the provisions of Section 3(b)(iv)) would be entitled to receive 18.19% (2,000 divided by 11,000) of the total Distribution for such Measurement Period.

(iv)   For the avoidance of doubt, the Distributions shall be apportioned between the issued and outstanding shares of Leonardo Bernal Stock as set forth in Section 3(b)(ii) and Section 3(b)(iii), but shall be paid to the Holder holding such shares of Leonardo Bernal Stock as of the record date for the payment of such Distribution.

Section 4.   Participation. The Leonardo Bernal Stock shall not participate in any dividends, distributions or other payments to be paid to the Common Stock or any other class or series of Preferred Stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Corporation.

Section 5.   No Conversion. The Leonardo Bernal Stock is not convertible into any other securities of the Corporation.

Section 6.   Vote. Other than as may be required by applicable law or as set forth in Section 7, the Leonardo Bernal Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the Common Stock, or any class thereof, or any other class or series of Preferred Stock, for a vote.

Section 7.   Amendment and Protective Provisions. The Corporation may not, and shall not, amend or repeal this Certificate of Designations in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Leonardo Bernal Stock then issued and outstanding, in which vote each share of Leonardo Bernal Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect.

Section 8.   Redemption. Upon termination of the Player Agreement for any reason, all issued and outstanding shares of Leonardo Bernal Stock shall be deemed automatically redeemed in return for Distributions previously made, or if no such Distributions have been made, then in return for the payment of $1.00 to each share of Leonardo Bernal Stock, and thereafter shall be automatically returned to the Corporation and shall constitute authorized and unissued shares of Leonardo Bernal Stock.

Section 9.   Miscellaneous.

(a) Legend. Any certificates representing the Leonardo Bernal Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b) Lost or Mutilated Leonardo Bernal Stock Certificate. If the certificate for the Leonardo Bernal Stock held by the Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Leonardo Bernal Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) Interpretation. If a Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

Section 10.   Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any

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provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

WITNESS WHEREOF, Finlete Funding, Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 25th day of November 2024.

By: _____

Name: G. Robert Connolly
Title: Chief Executive Officer

ATHLETE AGREEMENT

Baseball

Dated as of October 22, 2024

This Athlete Agreement (this "Agreement") is entered into by and between Finlete Funding, Inc. a Delaware corporation ("Finlete"), and Leonardo Abdiel Bernal ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01   Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

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(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2) Athlete makes their Major League debut in any Post-Season series; or

        (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II. PAYMENTS.

Section 2.01 Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to $680,000 (the "Finlete Payment") in consideration for up to a 5% interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of $13.60 each, over the Funding Period (each such payment may be referred to herein as an

"Installment Payment").

    (i)   Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

    (ii)   Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

    (iii)   Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

    (iv)   Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

    (v)   Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

  (c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are 0.0001% of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of 5% of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

  (a) Obligation to Make Payments. Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

  (b) Timing of Athlete Payments. Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July

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10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full 5% of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or 2.5%, of Athlete's Professional Earnings, over the Term.

Section 2.03   Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a

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portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse.

Section 2.04 Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05 Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06 Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

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Section 2.07 Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III. LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01 Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. Finlete shall write the script for Athlete. Video duration need not be more than sixty (60) seconds. Athlete shall complete this obligation within thirty (30) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is

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illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend 5 games a year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01 Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02 Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03 Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04 Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI.   CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

10

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII. INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII.   LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02 Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X.   TERM AND TERMINATION.

Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of this Agreement, shall be in writing and shall not be construed as a waivel- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(***Signatures appear on following page***.)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Athlete: Leonardo Abdiel Bernal



Signature: _____

Name: Leonardo Abdiel Bernal

Address for notices:

Email: _____

Finlete Funding, Inc.

By: _____

Name: George Robert Connolly

Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

18

EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
LABC	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
LABC	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
LABC	3. I have reviewed the contract in my native language or a language in which I am fluent.
LABC	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
LABC	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.

LABL	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.
LABL	7. I am not aware of any material breach by any party under any Contract.
LABL	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
LABL	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
LABL	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Leonardo Abdiel Bernal

Athlete Signature: _____

Date: 10 / 22 / 24

Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
LABL	1. By signing this Agreement, you will receive up to $680,000.
LABL	2. In exchange for up to $680,000 you have agreed to give Finlete up to 5% of your future Professional Earnings as described in the agreement.
LABL	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $680,000, you will have to pay Finlete $25MM USD as you earn that money.
LABL	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
LABL	5. If you are not Selected you will not owe any payments to Finlete.
LABL	6. You will pay Finlete as set forth in the Agreement.
LABL	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
LABL	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your MMA career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Leonardo Abdiel Bernal   Signature: _____

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Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Leonardo Abdiel Bernal ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _____

NAME: _____   NAME: _____

TITLE: _____   TITLE: _____

ADDRESS: _____   ADDRESS: _____

_____   _____

Athlete: Leonardo Abdiel Bernal

_____
Signature
Leonardo Bernal
_____
Print

Mailing Address:

_____

_____

_____

_____

Email: _____

Phone Number: _____

Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of Leonardo Abdiel Bernal who is a signatory to that certain Agreement by and among my spouse and Finlete INC. ("Finlete"), dated as of [INSERT DATE] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature:_____

ACUERDO DE ATLETA

Béisbol

Fechado el 22 de octubre de 2024

Este Acuerdo de Atleta (este "Acuerdo") se celebra entre Finlete Funding Inc., una corporación de Delaware ("Finlete"), y Leonardo Abdiel Bernal ("Atleta") a partir de la fecha primera indicada arriba (la "Fecha Efectiva"). Para los propósitos de este Acuerdo, Finlete y el Atleta pueden ser referidos aquí como una "Parte" y juntos como las "Partes". Los términos en mayúsculas tienen el significado establecido en este Acuerdo.

CONSIDERANDO QUE las Partes reconocen que las carreras exitosas en el béisbol dependen de numerosos factores dentro y fuera del control de un jugador y que los jugadores de béisbol pueden ganar salarios sustanciales a lo largo de sus carreras o solo pueden jugar béisbol por un período corto de tiempo, que las futuras ganancias de los jugadores de béisbol de ligas menores son especialmente variables e inciertas, y por lo tanto, las Partes desean compartir los riesgos asociados con la incertidumbre de las potenciales ganancias del Jugador; y

CONSIDERANDO QUE el Atleta entiende el riesgo de que si tiene una carrera exitosa, los pagos a Finlete pueden exceder sustancialmente el Pago de Finlete (definido a continuación) y, asimismo, Finlete entiende el riesgo de que no se le pague en absoluto si el Atleta no es Seleccionado (según se define a continuación) o que nunca pueda recibir pagos que superen el Pago de Finlete;

CONSIDERANDO QUE para resolver cualquier disputa que pueda surgir bajo o en relación con este Acuerdo, las Partes acuerdan someterse a un arbitraje vinculante de manera individual ante un árbitro neutral, como se detalla en el Artículo IX del Acuerdo, y reconocen que este Acuerdo renuncia al derecho de ambas Partes a buscar un remedio en la corte por cualquier reclamación que surja de o se relacione con este Acuerdo o la relación de las Partes;

CONSIDERANDO QUE el Atleta entiende que puede ser responsable de los honorarios y costos legales generados por cualquier intento de anular este Acuerdo, como se detalla más adelante, incluido en la Sección 9.01(e);

POR LO TANTO, en consideración de lo anterior y de los pactos y acuerdos mutuos contenidos en este documento y por otra buena y valiosa contraprestación, cuya recepción y suficiencia se reconocen por la presente, las Partes, con la intención de estar legalmente vinculadas, acuerdan lo siguiente:

Artículo 1. DEFINICIONES

Sección 1.01 Definiciones. A los efectos del presente, los siguientes términos tendrán los siguientes significados.

(a) "Pagos del Atleta" tiene el significado establecido en la Sección 2.02.

(b) "Información Confidencial" tiene el significado establecido en la Sección 6.01.

(c) "Contrato" significa cualquier contrato o acuerdo entre el Jugador y un club miembro de las Grandes Ligas, incluido, entre otros, un UPC, según se define a continuación, e incluye además cualquier contrato garantizado o acuerdo con un equipo de béisbol de ligas menores en el que el Jugador juegue béisbol. Para evitar dudas, un "contrato o acuerdo garantizado", según se usa en la oración inmediatamente anterior, significa que el Jugador recibirá toda la compensación o salario bajo el contrato o acuerdo incluso si es liberado por el equipo o lesionado antes de que finalice el contrato o acuerdo. Para mayor claridad, un Contrato incluye tanto un contrato garantizado como un contrato de jugador de béisbol no garantizado entre el Jugador y un club miembro de las Grandes Ligas. Finalmente, la referencia en este Acuerdo a un equipo de béisbol de "ligas menores" significa cualquier equipo o club de béisbol profesional que esté afiliado a, pero no forme parte de, una Liga Mayor, incluidos clubes de béisbol en los EE.UU. que son miembros de la Asociación Nacional de Ligas Profesionales de Béisbol, clubes de béisbol en Japón que son equipos de granja en las Ligas Oriental y Occidental, clubes de béisbol en Corea del Sur que son afiliados de ligas menores de la Liga de Futuras de KBO y cualquier equipo de granja que forma parte de la División de Reserva y afiliado a la Liga de Béisbol Profesional de China.

(d) "Pago de Finlete" tiene el significado establecido en la Sección 2.01(a).

(e) "Período de Financiamiento" es el período de tiempo que comienza en la Fecha Efectiva y termina doce (12) meses después de la Fecha Efectiva.

(f) "Pago de Cuota" tiene el significado establecido en la Sección 2.01(c).

(g) "Reglamentos de la Asociación de Major League Baseball" o los "Reglamentos de MLBPA" significan las reglas y regulaciones de la Asociación de Atletas de Béisbol de las Grandes Ligas, que en 20023 pueden ser vistas en parte con credenciales de acceso adecuadas en la siguiente URL: (http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Liga Mayor" significa cualquiera de las siguientes organizaciones deportivas de béisbol profesional: Major League Baseball de los Estados Unidos, Nippon Professional Baseball de Japón, KBO League de Corea del Sur o la Liga de Béisbol Profesional de China.

(i) "MLB" significa Major League Baseball de los Estados Unidos.

(j) "Carta de Instrucción de Pago" significa una instrucción de pago irrevocable en la forma adjunta como Anexo C.

(k) "Uso Permitido" tiene el significado establecido en la Sección 3.02.

(l) "Ganancias Profesionales" significa todas las ganancias antes de impuestos de un Jugador (i) pagadas al Jugador por un Equipo durante el Plazo de este Acuerdo o (ii) cuyo pago por un Equipo se difiere hasta después del Plazo de este Acuerdo que fueron ganadas durante el Plazo de este Acuerdo. Dichas ganancias incluirán, sin limitación, cualquier salario, salario (incluido el salario de Jugador de las Grandes Ligas, el salario bajo cualquier escalador de Contrato, compensación diferida o pago por terminación), bonificaciones (incluidas, sin limitación, cualquier bonificación diferida, bonificaciones por firma, bonificaciones por rendimiento, bonificaciones por premios y bonificaciones por estar en la lista), pagos de rescisión, pagos realizados al Jugador por su participación en cualquier juego de playoffs, juego de estrellas, Serie Mundial, otro evento de campeonato, cualquier serie de postemporada, cualquier evento de Juego Internacional, según se define en el Anexo 51 del Acuerdo Básico, y cualquier otra compensación ganada por el Jugador en servicio a un Equipo. Las Ganancias Profesionales serán exclusivas de cualquier deducción por impuestos o en relación con el pago de agentes, asesores financieros y cualquier otro arreglo de honorarios basado en un porcentaje de los ingresos del Jugador o cualquier parte de los mismos.

(m) "Derecho de Preferencia" o "ROFR" tiene el significado establecido en la Sección 3.06.

(n) "Temporada" significa el período durante cada año que comienza en el día de apertura del béisbol de Major League Baseball de los Estados Unidos y termina con la conclusión de la Serie Mundial de Major League Baseball de los Estados Unidos para dicho año, independientemente de la liga en la que juegue el Atleta.

(o) "Seleccionado" significa que el Atleta ha firmado un Contrato con un Equipo donde:

(i) Para Major League Baseball de los Estados Unidos ("MLB"), el Atleta firma un Contrato Uniforme de Jugador de Grandes Ligas ("UPC") según se define en el Artículo III del Acuerdo Básico de MLB 2022-2026 (el "Acuerdo Básico") y se cumple una o más de las siguientes condiciones:

1. El Atleta acumula uno o más días de Servicio en las Grandes Ligas ("MLS") (según se define en el Artículo XXI del Acuerdo Básico) en cualquier Temporada de Campeonato de las Grandes Ligas; o

2. El Atleta hace su debut en las Grandes Ligas en cualquier serie de Postemporada; o

3. El UPC del Atleta es un contrato multianual que cubre más de una Temporada de Campeonato; o

4. El UPC del Atleta no es un contrato dividido según se define en el Artículo XI(D) del Acuerdo Básico.

(ii) Cualquier Contrato firmado por el Atleta con un equipo en la Liga Profesional de Béisbol de Nippon de Japón, la Liga de Béisbol KBO de Corea del Sur o la Liga de Béisbol Profesional de China.

(p) "Equipo" significa cualquier club de béisbol, equipo u organización que sea un club miembro genuino de una Liga Mayor, así como cualquier club o equipo de béisbol de ligas menores que haya firmado un Contrato con el Atleta.

(q) "Transferencia" tiene el significado establecido en la Sección 3.06.

Artículo 2. PAGOS

Sección 2.01   Pago de Finlete

(a) Finlete, sujeto a los términos y condiciones aquí establecidos, hará pagos al Atleta por un monto agregado de hasta $680,000 (el "Pago de Finlete") en consideración por hasta un 5% de interés en las Ganancias Profesionales del Atleta durante un período de 25 años a partir de la Fecha Efectiva de este Acuerdo, si el Atleta es Seleccionado durante ese período. Las Partes pueden en cualquier momento optar por aumentar el monto del Pago de Finlete a un monto superior al establecido aquí y, en tal caso, las Partes cooperarán razonablemente para preparar y ejecutar una enmienda a este Acuerdo para establecer el Pago de Finlete revisado y el porcentaje revisado de interés en las Ganancias Profesionales del Atleta que será pagadero a Finlete.

(b) Sujeto a los términos y condiciones de este Acuerdo y en consideración por el derecho a recibir los Pagos del Atleta (según se define en la Sección 2.02), Finlete, a su discreción, puede financiar y el Atleta acuerda aceptar el Pago de Finlete, que se pagará en cuotas de $13.60 cada una durante el Período de Financiamiento (cada uno de estos pagos puede ser referido aquí como un "Pago de Cuota").

    i.   Finlete, junto con una o más subsidiarias o afiliadas, hará esfuerzos comercialmente razonables durante el Período de Financiamiento para recaudar capital de inversores externos que busquen asegurar derechos a una parte de los Pagos del Atleta.

    ii.   Finlete administrará y dirigirá el uso del capital recaudado durante el Período de Financiamiento para realizar Pagos de Cuota hasta el monto del Pago de Finlete.

    iii.   Finlete hará esfuerzos comercialmente razonables para realizar los Pagos de Cuota con prontitud a medida que el capital esté disponible y para realizar los pagos finales de las cuotas prontamente después del Período de Financiamiento una vez que se liquiden los fondos suficientes en la cuenta correspondiente del Pago de Finlete mantenida en beneficio del Atleta.

    iv.   Finlete no garantiza ni asegura su capacidad para recaudar con éxito el capital suficiente para pagar al Atleta todo o parte del Pago de Finlete.

    v.   Los Pagos de Cuota serán pagados por Finlete al Atleta mediante cheque a la dirección del Atleta establecida en la página de firmas del presente o mediante transferencia bancaria de acuerdo con las instrucciones de transferencia bancaria establecidas en el Anexo 1 adjunto al presente, según lo elija Finlete.

(c) El Pago de Finlete no es un préstamo y el Atleta no es responsable de pagar ninguna cantidad a Finlete, a menos que el Atleta sea Seleccionado, como se describe aquí.

Sección 2.02   Pagos del Atleta. "Pagos del Atleta" son el 0.0001% de las Ganancias Profesionales del Atleta durante el Plazo por cada Pago de Cuota realizado por Finlete al Atleta, hasta un total del 5% de las Ganancias Profesionales del Atleta durante el Plazo, pagadero según lo dispuesto en la Sección 2.02(a).

4

(a) Obligación de Realizar Pagos. El Atleta no tendrá ninguna obligación de realizar Pagos del Atleta a Finlete a menos y hasta que el Atleta sea Seleccionado. El Atleta no tendrá ninguna obligación de pagar a Finlete ninguna diferencia entre los pagos totales realizados por el Atleta a Finlete durante el Plazo, por un lado, y el Pago de Finlete, por otro lado, cuando el primero sea menor que el segundo.

(b) Duración de los Pagos del Atleta. Excepto según lo dispuesto en la Sección 2.03(c), que se aplica a los contratos garantizados con un Equipo, el Atleta realizará los Pagos del Atleta a Finlete en dos (2) cuotas durante cada Temporada, independientemente de la liga en la que juegue el Atleta, generalmente de la siguiente manera: (i) el cincuenta por ciento (50%) de los Pagos del Atleta vencidos desde el comienzo de la Temporada hasta el Juego de Estrellas de Major League Baseball de los EE.UU. durante dicha Temporada, que se pagarán dentro de los cinco (5) días hábiles posteriores al Juego de Estrellas de Major League Baseball de los EE.UU. durante dicha Temporada; (ii) si el Equipo no califica para los playoffs, el saldo de los Pagos del Atleta para la Temporada, que se pagará dentro de los cinco (5) días hábiles posteriores a la conclusión de la temporada regular; y (iii) si el Equipo califica para los playoffs, el saldo de los Pagos del Atleta vencidos desde la fecha del Juego de Estrellas de Major League Baseball de los EE.UU. hasta la fecha anterior de (x) la conclusión de la temporada del Equipo si es eliminado de la contienda por la Serie Mundial y (y) la conclusión de la Serie Mundial, que se pagará antes del 1 de febrero del año siguiente. En el caso de que no se juegue un Juego de Estrellas de Major League Baseball de los EE.UU. en una Temporada determinada por cualquier motivo, el pago vencido bajo la cláusula (i) anterior vencerá el 10 de julio de dicho año. En el caso de que no se juegue una Serie Mundial de Major League Baseball de los EE.UU. en un año determinado por cualquier motivo, el Pago del Atleta vencido bajo la cláusula (iii) anterior vencerá el 10 de noviembre de dicho año. En el caso de que sea útil y conveniente debido a diferencias en el momento de los pagos de salarios de las ligas mayores no pertenecientes a MLB, el Atleta cooperará razonablemente con Finlete para dividir anualmente los Pagos del Atleta en dos cuotas que abarcan aproximadamente la misma duración o duración.

(c) Pagos del Atleta Proporcionales al Pago de Finlete. Para evitar dudas y como se indica en la definición de Pagos del Atleta, una vez que el Atleta esté obligado en virtud del presente a comenzar a realizar los Pagos del Atleta, el porcentaje de los Pagos del Atleta a realizarse tiene la intención de ser proporcional al porcentaje correspondiente del Pago de Finlete entregado al Atleta tras el cierre del Período de Financiamiento. Por ejemplo, si Finlete entrega la totalidad del monto del Pago de Finlete original (100%) al Atleta tras el final del Período de Financiamiento, el Atleta entregará el 5% completo de las Ganancias Profesionales del Atleta durante el Plazo, mientras que si Finlete solo entrega la mitad del Pago de Finlete al Atleta tras el final del Período de Financiamiento, entonces el Atleta solo estará obligado a entregar la mitad de dicho monto o el 2.5% de las Ganancias Profesionales del Atleta durante el Plazo.

Sección 2.03 Asistencia a Finlete en la Recepción de Pagos del Atleta. El Atleta deberá tomar todas las medidas razonables para asegurar la entrega rápida de los Pagos del Atleta a Finlete, adeudados bajo este Acuerdo, incluyendo, pero no limitado a, lo siguiente:

(a) *Retiro Automático de Pagos del Atleta.* Si el Atleta firma un Contrato garantizado, el

Atleta cooperará con Finlete para organizar el retiro automático y el pago a Finlete de los Pagos del Atleta de todos los pagos al Atleta bajo el Contrato garantizado. El Atleta entregará los Pagos del Atleta a Finlete de manera consistente con los términos de la Sección 2.02(a); sin embargo, en ningún caso los Pagos del Atleta serán entregados más tarde de quince (15) días después de la recepción de dichos fondos por parte del Atleta (o cualquier otra persona o entidad en nombre del Atleta). En la medida en que Finlete y el Atleta no puedan llegar a un método mutuamente aceptable para el pago automático a Finlete de los Pagos del Atleta, el Atleta autoriza a Finlete a entregar una Carta de Instrucción de Pago a cada pagador de Ganancias Profesionales, dirigiendo al pagador a reasignar a Finlete y entregar directamente a Finlete los Pagos del Atleta. El Atleta será el único responsable de asegurar que los Pagos del Atleta sean entregados a Finlete de manera oportuna y ningún fallo en el retiro o débito automático excusará, alterará, enmendará, modificará o disminuirá las obligaciones de pago del Atleta aquí descritas.

(b) *Cesión del Derecho del Atleta a Recibir Pagos del Atleta.* Para asegurar el derecho de Finlete a recibir los Pagos del Atleta en la máxima medida permitida por la ley aplicable, el Atleta por la presente cede, según y cuando se generen, o cederá cuando el Atleta tenga un interés asignable en cualquier Pago del Atleta futuro a Finlete, todos los derechos, títulos e intereses en y hacia los Pagos del Atleta.

(c) *Ganancias bajo Contratos Garantizados.* Si el Atleta está jugando bajo un Contrato, todas las ganancias califican como Ganancias Profesionales, incluso si el Atleta está jugando para un equipo de ligas menores o no está jugando en absoluto en el momento en que se realizan los pagos.

(d) *Efecto del Matrimonio en los Pagos del Atleta.* El Atleta deberá, si es aplicable, usar sus mejores esfuerzos para asegurar la firma del cónyuge del Atleta en sustancialmente la forma de consentimiento conyugal adjunta al presente como Anexo D. En caso de que el Atleta no logre asegurar dicha firma y, como resultado, una parte de las Ganancias Profesionales del Atleta se considere "propiedad comunitaria" o el cónyuge del Atleta pueda reclamar legalmente la propiedad de cualquier Ganancia Profesional, el Atleta estará, no obstante, obligado a calcular y entregar cualquier pago de cuota de los Pagos del Atleta basado en la totalidad de las Ganancias Profesionales, según corresponda, incluyendo cualquier parte de las mismas que se considere parte de la propiedad comunitaria del cónyuge o, de lo contrario, propiedad de dicho cónyuge.

Sección 2.04 Impuestos. El Atleta será el único responsable del pago de cualquier impuesto y tarifa gubernamental evaluados sobre el Pago de Finlete. Finlete no indemnizará ni "aumentará" el Pago de Finlete para el Atleta por el monto de cualquier retención de impuestos o tarifa gubernamental. El Atleta deberá indemnizar, defender y mantener indemne a Finlete de y contra cualquier retención de impuestos, penalidad o interés u otra tarifa que el Atleta esté obligado a realizar, que surja o esté relacionada con la recepción del Pago de Finlete por parte del Atleta, en la medida en que se reclame, imponga o sufra Finlete o que Finlete pueda incurrir como resultado de la falta de Finlete de deducir y retener del Pago de Finlete.

Sección 2.05 Método de Pago. Excepto según lo aprobado por Finlete por escrito o en la medida en que los Pagos del Atleta se realicen directamente a Finlete de acuerdo con una Carta de Instrucción de Pago, cada pago de cuota de los Pagos del Atleta se realizará mediante transferencia bancaria de acuerdo con las instrucciones de transferencia bancaria proporcionadas por Finlete al Atleta por escrito, según lo pueda actualizar Finlete de vez en cuando.

Sección 2.06 Términos de Pago Adicionales.

(a) En caso de que el Atleta esté prohibido de realizar el pago de cualquier cuota de los Pagos del Atleta en el momento en que se vence y pagadera a Finlete bajo el presente debido a cualquier ley aplicable, el Atleta deberá notificar prontamente a Finlete y, a solicitud de Finlete, el Atleta depositará dichos fondos bloqueados a crédito de Finlete en un banco o bancos o en otra institución depositaria según lo permita la ley y designada por escrito por Finlete o tenderá el pago a dichas personas o entidades como Finlete pueda designar por escrito de vez en cuando.

(b) El Atleta reconoce y acepta que el tiempo es esencial en relación con el cumplimiento de las obligaciones de pago del Atleta bajo el presente. En caso de que cualquier pago debido a Finlete bajo el presente no se pague en su totalidad para la fecha aplicable de vencimiento, entonces, sin limitar ningún otro derecho o recurso de Finlete (a) el Atleta también pagará a Finlete intereses sobre dicho monto a una tasa del menor de (i) uno por ciento (1%) por mes; o (ii) la tasa máxima permitida por la ley de Nueva York, medida desde la fecha en que dicho monto venció hasta que se pague en su totalidad; (b) todos los montos que sean pagaderos a Finlete durante el Plazo de todos los Contratos serán inmediatamente debidos y pagaderos; y (c) el Atleta reembolsará a Finlete todos los costos y gastos (incluidos los honorarios y costos relacionados de abogados) incurridos por Finlete en relación con la cobranza o el intento de cobrar dicho pago.

(c) Finlete se reserva el derecho de confiar en la información proporcionada por terceros para determinar las Ganancias Profesionales del Atleta, de las cuales se deben y adeudan los Pagos del Atleta bajo el presente. Si alguna de las Partes tiene motivos para creer que el cálculo de las Ganancias Profesionales, los Pagos del Atleta o los Pagos de Cuota es incorrecto o los montos entregados mediante retiro automático u otro medio bajo el presente son incorrectos, notificarán a la otra Parte y las Partes cooperarán razonablemente y trabajarán juntas de buena fe para corregir cualquier sobrepago o subpago a Finlete o al Atleta, según sea el caso.

Sección 2.07 Registros; Derechos de Auditoría. El Atleta mantendrá hasta al menos doce (12) meses después del final del Plazo, registros de todos los Formularios W-2 del IRS relacionados con las Ganancias Profesionales durante el Plazo. Durante el Plazo y por doce (12) meses después de este, Finlete o sus representantes podrán, no más de una vez cada doce (12) meses y con no menos de diez (10) días de antelación por escrito, inspeccionar y hacer copias de las declaraciones de impuestos del Atleta y otros registros y acuerdos comerciales para verificar el monto de los Pagos del Atleta. Dicha auditoría será a costo y gasto exclusivo de Finlete; sin embargo, si una auditoría revela un subpago de cualquier Pago del Atleta adeudado mayor al cinco por ciento (5%), el Atleta reembolsará prontamente a Finlete por cada subpago junto con los intereses según lo dispuesto en la cláusula (a) de la Sección 2.06(b) y, además del reembolso de cualquier subpago(s), el Atleta también reembolsará prontamente a Finlete por los costos razonables de la auditoría.

Artículo 3. LICENCIA, APARICIONES, VIDEOS, AUTÓGRAFOS, EVENTOS Y DERECHO DE PREFERENCIA

Sección 3.01 Apariciones; Videos.

(a) El Atleta realizará apariciones personales virtuales (es decir, a través de Zoom, WhatsApp u otra plataforma electrónica de video por internet o proveedor de comunicaciones) en nombre de Finlete durante un período de diez (10) años, como sigue:

Número Mínimo de Apariciones:	Dos (2) apariciones cada año calendario del Plazo.
Fecha:	A ser acordada mutuamente por las Partes.
Hora o Duración:	30 minutos cada una.
Responsabilidades:	El Atleta saludará y conocerá a los asistentes en una reunión virtual; realizará entrevistas con los medios; y proporcionará comentarios motivacionales e inspiradores. Se puede proporcionar un traductor por parte de Finlete a solicitud.

(b) El Atleta grabará un (1) video en primera persona de sí mismo en el que anuncia con orgullo su asociación con Finlete mientras usa una camiseta y un sombrero de Finlete. Finlete escribirá el guión para el Atleta. La duración del video no deberá ser superior a sesenta (60) segundos. El Atleta completará esta obligación dentro de los treinta (30) días calendario posteriores a que Finlete proporcione el guión, la camiseta y el sombrero.

(c) El atleta deberá grabar cinco (5) videos en primera persona por temporada en los que se dirija a los aficionados-inversores y discuta sus recientes actuaciones en los partidos.

(d) El Atleta realizará cada aparición bajo este Acuerdo de manera que no empañe la reputación del Atleta o de Finlete y no deberá participar en lenguaje o comportamiento que sea ilegal o patentemente ofensivo.

(e) Finlete tendrá el derecho de publicar anuncios públicos, comunicados de prensa o publicidad anunciando las apariciones del Atleta bajo este Acuerdo.

Sección 3.02 Concesión de Licencia No Exclusiva a Finlete. En consideración por el derecho al Pago de Finlete y los otros términos y condiciones aquí establecidos, el Atleta otorga a Finlete, durante el Plazo, un derecho y licencia no exclusivos, transferibles, sub-licenciables, mundiales, libres de regalías y totalmente pagados para usar, copiar, modificar, hacer obras derivadas de, crear, tener creado, distribuir, tener distribuido, comerciar, tener comerciado, vender y tener vendido el nombre, imagen, semejanza, voz e historia personal y antecedentes del Atleta (colectivamente, dicho nombre, imagen, semejanza, voz e historia personal y antecedentes o cualquier porción de los mismos pueden ser referidos aquí como "NIL") en cualquier medio ahora conocido o posteriormente inventado y combinarlos con materiales digitales o físicos creados por o a través de Finlete o sus subsidiarias o afiliadas o con terceros para cualquier propósito permitido por la ley, incluyendo sin limitación: (i) venta o distribución de imágenes, fotografías, grabaciones de audio y video, imágenes digitales, contenido en redes sociales, publicidad, ventas y marketing, folletos, libros, revistas, otras publicaciones, CD, DVD, cintas, autógrafos y productos autografiados digitales y físicos; (ii) desarrollo, producción, coordinación, promoción y recaudación de tarifas en conexión con eventos y experiencias que involucren al Atleta o el NIL del Atleta; (iii) promoción y publicidad de Finlete o cualquier subsidiaria o afiliada de Finlete. La licencia otorgada a Finlete en la oración inmediatamente anterior puede ser referida aquí como el "Uso Permitido".

Sección 3.03 Liquidación del Uso Permitido. Tras la expiración o terminación de este Acuerdo, Finlete, sus subsidiarias y afiliadas tendrán doce (12) meses para liquidar cualquier inventario de productos que exista a la fecha de expiración o terminación de este Acuerdo. La liquidación será consistente con los convenios establecidos en la cláusula (d) de la Sección 5.01 y será gobernada por la supervivencia de los términos y condiciones aquí descritos en la Sección 10.06.

Sección 3.04 Autógrafos; Eventos del Equipo.

(a) El Atleta deberá anualmente durante el Plazo, si es solicitado por Finlete por escrito (el correo electrónico será suficiente), firmar al menos cien (100) artículos proporcionados al Atleta por Finlete. Los artículos para que el Atleta firme serán seleccionados por Finlete y entregados al Atleta a cargo exclusivo de Finlete. Finlete tendrá todos los derechos, títulos e intereses en dichos artículos autografiados. A elección de Finlete, dichos autógrafos pueden ser realizados (a) en persona en una reunión entre el Atleta y un representante de Finlete en un tiempo y lugar mutuamente acordados (dicha reunión en persona no excederá de una hora); o (b) remotamente mediante el uso de un servicio de envío o mensajería de buena reputación seleccionado por Finlete y a expensas de Finlete, en cuyo caso el Atleta devolverá los artículos autografiados a Finlete de la manera prescrita por Finlete dentro de los treinta (30) días después de recibir dichos artículos. El Atleta puede, a su elección, agregar frases o mensajes personalizados de buen gusto o apropiados a los artículos autografiados para los destinatarios designados por Finlete, que no tiendan a empañar la reputación del Atleta o de Finlete.

(b) Durante el Plazo, el Atleta permitirá que dos (2) representantes de Finlete o sus inversionistas asistan a 5 juegos al año en los que el Atleta participe conforme a un Contrato, sin costo adicional para Finlete o sus designados.

Sección 3.05 Obligaciones de Finlete. Finlete no tendrá deberes hacia el Atleta más allá de proporcionar el Pago de Finlete y cumplir con los términos de este Acuerdo. Para evitar dudas, Finlete no tiene la obligación de proporcionar asesoramiento o apoyo al Atleta en relación con la carrera profesional o las ganancias del Atleta.

Sección 3.06 Derecho de Preferencia. No menos de diez (10) días antes de vender, transferir, intercambiar o gravar (colectivamente, cualquier comportamiento similar puede ser referido aquí como una "Transferencia") cualquier interés en ganancias futuras, ya sean Ganancias Profesionales u otra forma de ganancias relacionadas con la carrera del Atleta, como ganancias por endosos, el Atleta deberá proporcionar a Finlete una notificación por escrito de la intención del Atleta de Transferir un interés en ganancias futuras junto con los términos y condiciones de la Transferencia propuesta. Finlete tendrá la opción, ejercitable a su exclusiva discreción, de adquirir el interés adicional en ganancias futuras ofrecido por o al Atleta en los mismos términos y condiciones descritos en la Transferencia (dicha opción se refiere aquí como el "ROFR"). Finlete tendrá treinta (30) días a partir de la fecha de recepción de la notificación escrita del Atleta para ejercer el ROFR. El ROFR de Finlete terminará en la primera de las siguientes fechas: (a) cuando Finlete decline el ROFR o (b) 30 días después de recibir la notificación escrita del Atleta de la Transferencia propuesta. Para evitar dudas, esta Sección 3.06 no se aplica a las ganancias no relacionadas con el béisbol, como las ganancias de bienes raíces o inversiones similares.

Artículo 4.   DERECHOS DE INFORMACIÓN

Sección 4.01   Informes Anuales. Si y después de que el Atleta sea Seleccionado por un Equipo, dentro de los diez (10) días hábiles después de cada aniversario de la Fecha Efectiva, el Atleta deberá proporcionar a Finlete todos los Formularios W-2 del IRS del Atleta para todas las Ganancias Profesionales del período de doce (12) meses anterior.

Sección 4.02   Cambios Materiales. Sujeto al cumplimiento del Atleta con todas las reglas, regulaciones, estándares o requisitos aplicables, el Atleta notificará prontamente a Finlete por escrito si en cualquier momento durante el Plazo, cualquiera de las representaciones, garantías o convenios hechos por el Atleta en el Anexo A se vuelven falsos o inexactos en cualquier aspecto material.

Sección 4.03   Contratos. El Atleta notificará prontamente a Finlete por escrito y proporcionará copias de todos los Contratos y copias de todos los documentos y correspondencia relevantes relacionados con cada una de las siguientes situaciones (incluidas copias de todos los Contratos) en caso de que (a) el Atleta reciba cualquier notificación de terminación, cancelación, incumplimiento o incumplimiento de cualquier Contrato; (b) el Atleta se entere de cualquier evento que con el paso del tiempo o la notificación, o ambos, resultaría en cualquier incumplimiento material, incumplimiento o evento de incumplimiento por parte del Atleta bajo cualquier Contrato; (c) el Atleta se entere de que cualquier otra parte de cualquier Contrato está en incumplimiento material del mismo; o (d) existan renegociaciones pendientes o derechos de renegociar cualquier monto pagado o pagadero al Atleta bajo cualquier Contrato con cualquier persona o entidad, o el Atleta reciba cualquier demanda para dicha renegociación.

Sección 4.04   Información Adicional. El Atleta proporcionará prontamente a Finlete la información adicional que Finlete solicite razonablemente de vez en cuando en relación con las Ganancias Profesionales; siempre que Finlete haga esfuerzos comercialmente razonables para limitar dichas solicitudes a no más de una vez por trimestre calendario.

Artículo 5.   REPRESENTACIONES, GARANTÍAS Y CONVENIOS.

Sección 5.01   Representaciones, Garantías y Convenios Mutuos. Cada Parte, por la presente, representa y garantiza a la otra Parte que (a) tiene todo el poder y la autoridad necesarios para ejecutar y entregar este Acuerdo, cumplir con sus obligaciones bajo este Acuerdo y consumar las transacciones contempladas por este Acuerdo; (b) según el conocimiento de cada Parte, no es Parte de ningún acuerdo o entendimiento con ningún tercero que interfiera o interfiera con el cumplimiento de sus obligaciones bajo este Acuerdo; (c) ha tomado todas las medidas necesarias para hacer que este Acuerdo sea una obligación válida y vinculante de dicha Parte; y (d) las Partes cooperarán razonablemente en la liquidación rápida y ordenada de productos en inventario a partir de la fecha de expiración o cualquier terminación de este Acuerdo por un período de doce (12) meses después de dicha expiración o terminación.

Sección 5.02 Representaciones, Garantías y Convenios del Atleta. El Atleta, por la presente, representa, garantiza y conviene según corresponda a Finlete que (a) las declaraciones contenidas en el Anexo A son y serán verdaderas y correctas a partir de la Fecha Efectiva; (b) el Atleta no estructurará intencionalmente ningún Contrato para evitar realizar pagos que de otro modo serían pagaderos bajo este Acuerdo; y (c) el Atleta no ha celebrado ningún acuerdo con ninguna otra persona o entidad, excepto con los Agentes Certificados de Major League Baseball (según se define en los Reglamentos de MLBPA), bajo el cual dicha persona o entidad tiene el derecho de recibir cualquier parte de las Ganancias Profesionales del Atleta, ya sea en forma de cualquier comisión, regalía u otro pago basado en un porcentaje o monto fijo; (d) después de la Fecha Efectiva, el Atleta no otorgará ningún derecho descrito en la cláusula (c) de la Sección 5.02 a ningún tercero sin el consentimiento previo por escrito de Finlete; (e) el Atleta ha leído y entendido cuidadosamente este Acuerdo y comprende que ha tenido la oportunidad de consultar con un abogado, agente y asesor financiero antes de firmar este Acuerdo, y el Atleta está celebrando este Acuerdo de su propia voluntad y sin coacción; y (f) el Atleta entiende el riesgo de que si el Atleta tiene una carrera exitosa, los pagos a Finlete pueden exceder sustancialmente el Pago de Finlete.

Sección 5.03 Renuncia de Responsabilidad. EXCEPTO COMO SE ESTABLECE EXPRESAMENTE EN ESTE ACUERDO, NINGUNA DE LAS PARTES HACE NINGUNA REPRESENTACIÓN O GARANTÍA, YA SEA EXPRESA O IMPLÍCITA, Y EN LA MAYOR MEDIDA PERMITIDA POR LA LEY APLICABLE, CADA PARTE RENUNCIA EXPRESAMENTE A TODAS LAS DEMÁS REPRESENTACIONES Y GARANTÍAS, INCLUYENDO CUALQUIER GARANTÍA DE DISEÑO, COMERCIABILIDAD, IDONEIDAD PARA UN PROPÓSITO PARTICULAR, TÍTULO O NO INFRACCIÓN DE DERECHOS DE TERCEROS O GARANTÍAS QUE SURJAN DE UN CURSO DE NEGOCIACIÓN, CURSO DE EJECUCIÓN, USO O PRÁCTICA COMERCIAL. FINLETE RENUNCIA A LA RESPONSABILIDAD POR CUALQUIER RECLAMACIÓN POR COMISIÓN O CUALQUIER FORMA DE COMISIÓN POR PARTE DE CUALQUIER AGENTE DEL JUGADOR.

Artículo 6. INFORMACIÓN CONFIDENCIAL

Sección 6.01 Información Confidencial. Los términos de este Acuerdo y cualquier información adicional proporcionada por Finlete al Atleta antes y durante el Plazo que Finlete designe como Información Confidencial, ya sea oralmente o por escrito, se considerarán "Información Confidencial".

Sección 6.02 Restricciones de Uso y Divulgación. El Atleta deberá: (a) proteger la Información Confidencial de la difusión y el uso no autorizados; (b) usar la Información Confidencial solo para el cumplimiento de este Acuerdo, el ejercicio de cualquier derecho bajo este Acuerdo; (c) no divulgar la Información Confidencial o cualquier parte de la misma, excepto como se establece en la Sección 6.03; (d) tomar cualquier acción necesaria (o autorizar a Finlete a hacerlo en nombre del Atleta) para prevenir o remediar cualquier incumplimiento de las obligaciones de confidencialidad aquí establecidas o cualquier otra divulgación no autorizada de cualquier Información Confidencial; y (e) no eliminar o destruir ninguna leyenda o marca propietaria o confidencial colocada o contenida dentro de la Información Confidencial.

Sección 6.03 Exclusiones. Las restricciones anteriores sobre divulgación y uso no se aplicarán a ninguna Información Confidencial que: (a) sea o se haga pública sin ningún acto u omisión del Atleta; (b) haya sido conocida por el Atleta sin restricción confidencial o propietaria antes de recibirla de Finlete; o (c) se haga conocida por el Atleta sin restricción confidencial o propietaria. Además, el Atleta puede usar o divulgar la Información Confidencial si: (i) es aprobado por escrito por Finlete; o (ii) el Atleta está legalmente obligado a divulgar dicha Información Confidencial, siempre que antes de la divulgación, el Atleta coopere con Finlete, a expensas de Finlete, en la protección contra cualquier divulgación de este tipo y/o la obtención de una orden de protección que limite el alcance de dicha divulgación y/o uso de la Información Confidencial. El Atleta puede divulgar los términos y condiciones de este Acuerdo: (A) de manera confidencial a sus asesores legales; (B) de manera confidencial a cualquier persona o agencia con la que el Atleta haya firmado un Contrato para servir como atleta y los contadores y asesores del Atleta; y (C) en relación con la ejecución de este Acuerdo o cualquier derecho bajo este.

Sección 6.04 Alivio Equitativo. Las Partes acuerdan que debido a la naturaleza única de la Información Confidencial, la divulgación o el uso no autorizados de la Información Confidencial por parte del Atleta o cualquier otro incumplimiento de cualquier disposición de este Artículo VI causará un daño irreparable y significativo a Finlete, cuya extensión será difícil de determinar y para la cual no habrá un remedio adecuado en derecho. En consecuencia, el Atleta acuerda que Finlete, además de cualquier otro recurso disponible, tendrá el derecho de buscar una orden judicial inmediata y otro alivio equitativo que prohíba cualquier incumplimiento o amenaza de incumplimiento de este Artículo VI sin la necesidad de presentar una fianza u otra garantía. El Atleta notificará por escrito a Finlete inmediatamente al enterarse de cualquier incumplimiento o amenaza de incumplimiento de este tipo.

Artículo 7. INDEMNIZACIÓN.

Sección 7.01 Indemnización por parte del Atleta. El Atleta defenderá, indemnizará y mantendrá indemne a Finlete, sus afiliados, directores, empleados, agentes, representantes, consultores y contratistas independientes (colectivamente, las "Partes Indemnizadas de Finlete") de y contra cualquier reclamación, pérdida, responsabilidad, gasto, daño, lesión, perjuicio, acuerdo o costo en conexión con, resultante de o derivado directa o indirectamente (ya sea que involucre a un tercero o no): (a) cualquier incumplimiento por parte del Atleta, incluyendo directa o indirectamente por cualquier afiliado, agencia, agente u otro representante de terceros del Atleta, de cualquiera de los términos, convenios, condiciones, representaciones o garantías contenidas en este Acuerdo; (b) demandas de comisiones u otras de cualquier agente u otro representante de terceros del Atleta; (c) cualquier Uso Permitido en la medida en que no haya una determinación final en relación con ello de negligencia grave o fraude por parte de las Partes Indemnizadas de Finlete; o (d) hacer cumplir los derechos de indemnización de las Partes Indemnizadas de Finlete en virtud del presente.

Sección 7.02 Proceso de Indemnización. En caso de que una Parte Indemnizada de Finlete reciba o realice cualquier reclamación o demanda o el inicio de cualquier procedimiento (una "Reclamación"), la Parte Indemnizada de Finlete deberá entregar prontamente una notificación por escrito al Atleta de la Reclamación; siempre que el retraso o la falta de notificación al Atleta no eximan al Atleta de ninguna responsabilidad que pueda tener hacia la Parte Indemnizada de Finlete, excepto en la medida en que la defensa de dicha Reclamación sea perjudicada por el retraso o la falta de notificación de la Parte Indemnizada de Finlete. Dicha notificación describirá con detalle razonable (en la medida en que lo conozca la Parte Indemnizada de Finlete) los hechos que constituyen la base de dicha Reclamación y el monto de los daños reclamados. Dentro de los diez (10) días posteriores a la entrega de dicha notificación, el Atleta podrá, mediante notificación por escrito a la Parte Indemnizada de Finlete, asumir el control de la defensa de dicha Reclamación con un abogado seleccionado por el Atleta, sujeto a la aprobación de la Parte Indemnizada de Finlete, la cual no será denegada, condicionada o retrasada de manera irrazonable. Si el Atleta no asume el control de la defensa de la Reclamación a tiempo, la Parte Indemnizada de Finlete tendrá el derecho de controlar dicha defensa, pero el Atleta seguirá siendo responsable del reembolso rápido a Finlete de los honorarios razonablemente incurridos por Finlete, incluidos los honorarios razonables de abogados, testigos expertos, contadores y otros profesionales. El Atleta tendrá el derecho de participar en dicha defensa a su propio costo. Si el Atleta controla la defensa, no acordará ningún acuerdo o la entrada de cualquier juicio que surja de cualquier Reclamación sin el consentimiento previo por escrito de la Parte Indemnizada de Finlete, el cual no será denegado, condicionado o retrasado de manera irrazonable.

Artículo 8. LIMITACIÓN DE RESPONSABILIDAD.

NO OBSTANTE CUALQUIER COSA EN CONTRARIO EN ESTE ACUERDO Y EN LA MAYOR MEDIDA PERMITIDA POR LA LEY: (A) EN NINGÚN CASO FINLETE SERÁ RESPONSABLE POR CUALQUIER DAÑO O PÉRDIDA POR PÉRDIDA DE BENEFICIOS, PÉRDIDA DE NEGOCIOS, INTERRUPCIÓN DE NEGOCIOS O POR CUALQUIER DAÑO INDIRECTO, ESPECIAL, INCIDENTAL, PUNITIVO O CONSECUENTE DE NINGÚN TIPO O OTRA PÉRDIDA ECONÓMICA QUE SURJA O SE RELACIONE CON ESTE ACUERDO, INCLUSO SI FINLETE HA SIDO ADVERTIDO DE LA POSIBILIDAD DE DICHOS DAÑOS, SIN IMPORTAR CÓMO FUERON CAUSADOS; Y (B) EN LA MEDIDA MÁXIMA PERMITIDA POR LA LEY APLICABLE, LA RESPONSABILIDAD TOTAL DE FINLETE QUE SURJA O SE RELACIONE CON ESTE ACUERDO O SU OBJETO BAJO CUALQUIER TEORÍA LEGAL (YA SEA EN CONTRATO, AGRAVIO, INDEMNIZACIÓN O DE OTRO MODO), SI LA HUBIERA, NO EXCEDERÁ EL MONTO DEL PAGO DE FINLETE. EL JUGADOR LIBERA A LAS PARTES INDEMNIZADAS DE FINLETE DE CUALQUIER RECLAMACIÓN, PÉRDIDA O DAÑO BAJO CUALQUIER TEORÍA LEGAL O EQUITATIVA QUE SURJA O ESTÉ RELACIONADA CON CUALQUIER USO PERMITIDO POR LAS PARTES INDEMNIZADAS DE FINLETE ESTABLECIDO EN LA Sección 3.02.

Artículo 9. RESOLUCIÓN DE DISPUTAS

Sección 9.01 Arbitraje Vinculante. Todas las reclamaciones con un valor de $100,000 o más que surjan de o se relacionen con este Acuerdo, incluyendo su formación, desempeño e incumplimiento, así como cualquier controversia relacionada con la relación de las Partes entre sí, se resolverán finalmente mediante arbitraje vinculante administrado por JAMS de acuerdo con las disposiciones de sus Reglas y Procedimientos de Arbitraje Integral disponibles en https://www.jamsadr.com/rules-comprehensive-arbitration, excluyendo cualquier regla o procedimiento que rija o permita acciones colectivas. Las reclamaciones menores a $100,000 se regirán por las Reglas de Arbitraje Simplificado de JAMS, disponibles en https://www.jamsadr.com/rules-streamlined-arbitration/, excluyendo cualquier regla o procedimiento que rija o permita acciones colectivas.

(a) Una demanda de arbitraje se realizará dentro de un tiempo razonable después de que haya surgido la reclamación, disputa u otro asunto en cuestión y, en ningún caso, se realizará más de dos años después de que la Parte agraviada supiera o debiera haber sabido de la controversia, reclamación, disputa o incumplimiento.

(b) Las Partes negociarán de buena fe para acordar la selección de un árbitro. Si las Partes no pueden acordar un árbitro, el árbitro será un juez retirado o abogado con no menos de diez (10) años de experiencia en la resolución de disputas entre partes en deportes profesionales, cuya selección procederá bajo la Regla 12 de las Reglas de Arbitraje Simplificado de JAMS.

(c) El árbitro, y no cualquier tribunal federal, estatal o local o agencia, tendrá la autoridad exclusiva para resolver todas las disputas que surjan de o se relacionen con la interpretación, aplicabilidad, exigibilidad o formación de este Acuerdo, incluyendo, entre otros, cualquier reclamación de que todos o parte de los términos de este Acuerdo son nulos o anulables o si una reclamación está sujeta a arbitraje. El árbitro estará facultado para otorgar cualquier reparación que esté disponible en un tribunal según la ley o en equidad. El juicio del árbitro se memorializará en una opinión que establezca los hechos y conclusiones legales, que no excederá de diez (10) páginas, y será vinculante para las Partes y podrá ser ingresado como un juicio en cualquier tribunal de jurisdicción competente.

(d) Las Partes entienden que, en ausencia de esta disposición obligatoria, tendrían el derecho de demandar en la corte y tener un juicio con jurado. Además, entienden que, en algunos casos, los costos del arbitraje podrían exceder los costos del litigio y que el derecho a la obtención de pruebas podría ser más limitado en el arbitraje que en la corte.

(e) Si el Atleta intenta anular, invalidar o terminar este Acuerdo sin éxito en su totalidad o en parte, el Atleta acepta pagar todos los honorarios y costos legales incurridos por Finlete relacionados con el arbitraje o procedimiento legal en el que se haya realizado tal desafío.

(f) Las Partes acuerdan además que cualquier arbitraje se llevará a cabo únicamente en sus capacidades individuales y no como una acción colectiva u otra acción representativa, y las Partes renuncian expresamente a su derecho a presentar una acción colectiva o buscar una reparación en una base colectiva. LAS PARTES ACUERDAN QUE CADA UNA PUEDE PRESENTAR RECLAMACIONES CONTRA LA OTRA SOLO EN UNA CAPACIDAD INDIVIDUAL Y NO COMO DEMANDANTE O MIEMBRO DE UNA CLASE EN CUALQUIER PROCEDIMIENTO COLECTIVO O REPRESENTATIVO PROPUESTO. Si cualquier tribunal o árbitro determina que la renuncia a la acción colectiva establecida en este párrafo es nula o inaplicable por cualquier motivo o que un arbitraje puede proceder en una base colectiva, entonces las disposiciones de arbitraje establecidas en esta Sección 9.01 serán nulas en su totalidad y las Partes se considerarán que no han acordado arbitrar disputas.

(g) Los procedimientos de arbitraje y el laudo arbitral serán mantenidos por las Partes como estrictamente confidenciales, excepto cuando sea requerido por orden judicial o cuando sea necesario para confirmar, anular o hacer cumplir el laudo y para la divulgación en confianza a los abogados, asesores fiscales y alta dirección de las Partes y a los miembros de la familia del Atleta.

(h) Cualquier arbitraje se llevará a cabo en San Diego, California. Las Partes acuerdan someterse a la jurisdicción personal de los Tribunales Seleccionados (según se define a continuación) para obligar al arbitraje, suspender procedimientos pendientes de arbitraje o confirmar, modificar, anular o ingresar el laudo emitido por el árbitro.

Sección 9.02 Ley Aplicable. Este Acuerdo se interpretará de acuerdo con y se regirá por las leyes del Estado de Nueva York, según se aplican a acuerdos firmados y ejecutados en su totalidad dentro del Estado de Nueva York. Sujeto a las disposiciones de la Sección 9.01, cada una de las Partes (a) consiente irrevocablemente y acuerda que cualquier acción legal o procedimiento equitativo que surja de o en conexión con este Acuerdo se llevará a cabo exclusivamente en los tribunales estatales de Florida o en los tribunales federales de los Estados Unidos con jurisdicción en la ciudad de Nueva York, Nueva York (los "Tribunales Seleccionados"). Mediante la ejecución y entrega de este Acuerdo, cada Parte por la presente se somete irrevocablemente a y acepta, en relación con cualquier acción o procedimiento de este tipo, de manera general e incondicional, la jurisdicción de los Tribunales Seleccionados y renuncia irrevocablemente a cualquier y todos los derechos que dicha Parte pueda tener ahora o en el futuro para objetar dicha jurisdicción.

Artículo 10.   TÉRMINO Y TERMINACIÓN.

Sección 10.01 Término. Este término de este Acuerdo comenzará en la Fecha Efectiva y, a menos que sea terminado antes por cualquiera de las Partes de acuerdo con este Acuerdo, continuará en pleno vigor y efecto hasta el vigésimo quinto (25°) aniversario de la Fecha Efectiva (el "Plazo").

Sección 10.02 Terminación por Consentimiento Mutuo. El Acuerdo puede ser terminado por consentimiento mutuo por escrito del Atleta y Finlete.

Sección 10.03 Terminación por Incumplimiento. Cualquiera de las Partes puede terminar este Acuerdo si la otra Parte está en incumplimiento de este Acuerdo y no subsana dicho incumplimiento dentro de los treinta (30) días posteriores a la entrega de una notificación por escrito de dicho incumplimiento por la Parte no incumplidora.

Sección 10.04 Terminación por Muerte. Si el Atleta muere antes de la expiración del Plazo de este acuerdo, este Acuerdo permanecerá en vigor por el resto del Plazo y se aplicará a todas las Ganancias Profesionales ganadas o recibidas después de la muerte del Atleta durante el Plazo.

Sección 10.05 Disposiciones de Terminación Adicionales. Este Acuerdo no se termina por jubilación voluntaria o liberación incondicional bajo ninguna circunstancia.

Sección 10.06 Efecto de la Terminación. Las disposiciones de la Sección 2.01, Sección 2.02 (en la medida en que cualquier Pago del Atleta adeudado bajo esta sección siga siendo pagadero después de la terminación o expiración de este Acuerdo), y la Sección 2.03, Sección 2.04, Sección 2.06, Sección 2.07, Artículo IV, Artículo V, Artículo VI, Artículo VII, Artículo VIII, Sección 10.04 y Artículo XI sobrevivirán a la expiración o cualquier terminación de este Acuerdo, y las disposiciones de la Sección 3.02, excepto los derechos para hacer, desarrollar o tener hechos o desarrollados nuevos productos, eventos o experiencias, sobrevivirán durante doce (12) meses después de la expiración o cualquier terminación de este Acuerdo. La terminación de este Acuerdo por cualquiera de las Partes según lo dispuesto en la Sección 10.03 no actuará como una renuncia a cualquier incumplimiento de este Acuerdo y no actuará como una liberación de ninguna de las Partes de cualquier responsabilidad (incluyendo sin limitación por pagos) por el incumplimiento de las obligaciones de dicha Parte bajo este Acuerdo. Ninguna de las Partes será responsable ante la otra Parte por daños de ningún tipo únicamente como resultado de la terminación de este Acuerdo de acuerdo con sus términos, y la terminación de este Acuerdo por una Parte será sin perjuicio de cualquier otro derecho o recurso de dicha Parte bajo este Acuerdo o la ley aplicable.

Artículo 11.   DISPOSICIONES GENERALES.

Sección 11.01 Notificaciones. Cualquier notificación, solicitud, demanda u otra comunicación requerida o permitida aquí deberá ser por escrito, incluyendo por correo electrónico, hará referencia a este Acuerdo y se considerará debidamente entregada: (a) cuando se entregue personalmente o cuando se confirme la recepción del correo electrónico o se reconozca expresamente; (b) siete (7) días después de haber sido enviada por correo registrado o certificado con acuse de recibo, con franqueo pagado; o (c) dos (2) días hábiles después del depósito con un servicio de mensajería exprés de la industria privada con confirmación por escrito de recepción. Todas las notificaciones se enviarán a la dirección establecida en la página de firmas de este Acuerdo (o a cualquier otra dirección designada por una Parte mediante notificación por escrito a la otra Parte conforme a esta Sección 11.01).

Sección 11.02 Cesión. Este Acuerdo no puede ser cedido en su totalidad o en parte, ya sea voluntariamente, por operación de la ley o de otro modo, por el Atleta. Finlete puede ceder sus derechos y obligaciones bajo este Acuerdo sin el consentimiento previo por escrito del Atleta. Sujeto a la oración anterior, los derechos y responsabilidades de las Partes aquí se vincularán y beneficiarán a sus respectivos cesionarios y sucesores y serán vinculantes para las Partes y sus sucesores y cesionarios permitidos.

Sección 11.03 No Desacreditación Mutua. Cada Parte se abstendrá de hacer, emitir, publicar o de otra manera difundir cualquier comentario o declaración despectiva o desfavorable (ya sea escrita u oral) sobre la otra Parte durante o después del Plazo; siempre que esta Sección 11.03 no prohíba a ninguna Parte ejercer sus derechos para iniciar una acción legal sujeta a los términos del Acuerdo, ni prohibirá a Finlete realizar cualquier presentación o divulgación según lo requerido por la ley, norma o regulación.

Sección 11.04 Renuncia. La renuncia por cualquiera de las Partes a un incumplimiento de o un incumplimiento bajo cualquier disposición de este Acuerdo deberá ser por escrito y no se interpretará como una renuncia a cualquier incumplimiento posterior de o incumplimiento bajo la misma o cualquier otra disposición de este Acuerdo, ni cualquier demora u omisión por parte de cualquiera de las Partes en ejercer o hacer valer cualquier derecho o recurso que tenga o pueda tener aquí operará como una renuncia a cualquier derecho o recurso.

Sección 11.05 Divisibilidad. Si la aplicación de cualquier disposición de este Acuerdo a cualquier hecho o circunstancia particular se considera inválida o inaplicable por un tribunal de jurisdicción competente, entonces (a) la validez y aplicabilidad de dicha disposición aplicada a cualquier otro hecho o circunstancia particular y la validez de otras disposiciones de este Acuerdo no se verán afectadas o menoscabadas de ninguna manera; y (b) dicha disposición se aplicará en la medida máxima posible para cumplir con la intención de las Partes y se reformará sin más acción por parte de las Partes en la medida necesaria para hacer que dicha disposición sea válida y aplicable.

Sección 11.06 Relación de las Partes. Nada contenido en este Acuerdo se considerará o interpretará como la creación de una empresa conjunta, sociedad, agencia, empleo o relación fiduciaria entre las Partes. Ninguna de las Partes ni sus agentes tienen autoridad de ningún tipo para vincular a la otra Parte en ningún aspecto. La relación de las Partes descrita en este Acuerdo es no exclusiva.

Sección 11.07 Idioma. Este Acuerdo puede ser proporcionado a las Partes en varios idiomas además del inglés. Todas las versiones tendrán el mismo efecto legal. En caso de una inconsistencia entre cualquier término de este Acuerdo y cualquier traducción a cualquier idioma distinto del inglés, el significado en inglés prevalecerá y controlará en la medida de la inconsistencia.

Sección 11.08 Acuerdo Completo. Este Acuerdo y cualquier anexo adjunto al presente e incorporado aquí por referencia constituyen el acuerdo completo entre las Partes en relación con el objeto del mismo y reemplazan todas las representaciones, discusiones, propuestas, negociaciones, condiciones, acuerdos y comunicaciones anteriores o contemporáneas, ya sean orales o escritas, entre las Partes relacionadas con el objeto de este Acuerdo, incluyendo cualquier hoja de términos de Finlete firmada por las Partes. Ninguna enmienda o modificación de cualquier disposición de este Acuerdo será efectiva a menos que sea por escrito y esté firmada por un signatario debidamente autorizado de cada uno de Finlete y el Atleta.

Sección 11.09 Contrapartes. Este Acuerdo puede ser ejecutado en múltiples contrapartes, cada una de las cuales se considerará un original y todas las cuales, tomadas juntas, constituirán un solo instrumento. Las contrapartes pueden ser entregadas por fax, correo electrónico (incluyendo PDF o cualquier firma electrónica que cumpla con la Ley ESIGN de 2000 de los EE. UU., por ejemplo, www.docusign.com) u otro método de transmisión, y cualquier contraparte así entregada se considerará debidamente y válidamente entregada y será válida y efectiva para todos los propósitos.

(Firmas aparecen en la página siguiente.)

EN TESTIMONIO DE LO CUAL, las Partes han causado que este Acuerdo sea ejecutado por representantes debidamente autorizados de las Partes a partir de la Fecha Efectiva.

Atleta: Leonardo Abdiel Bernal



Firma:

Nombre: Leonardo Abdiel Bernal

Dirección para notificaciones:

L ████████████████████

████████████████

██████████

_____

Correo electrónico: _██████████████████████████

Finlete Funding Inc.

Por:

Nombre: George Robert Connolly

Título: Chief Executive Officer

Dirección para notificaciones:

Finlete Funding Inc.
Atención: George Robert Connolly
350 10th Ave Ste 1000
San Diego, California 92101
Correo electrónico: rob@finlete.com

Anexo 1

Instrucciones de Transferencia Bancaria del Atleta

Nombre del Banco: _____

Dirección del Banco: _____

_____

_____

Número de Cuenta: _____

Nombre de la Cuenta: _____

Número de Ruta / ABA: _____

ANEXO A

Cuestionario del Atleta

Revise cada una de las siguientes declaraciones y ponga sus iniciales junto a cada una donde se indique. Al poner sus iniciales junto a cada declaración a continuación, por la presente, usted representa, garantiza y conviene, según corresponda, que cada una de esas declaraciones es verdadera y completa.

Además, proporcione copias de todos los documentos u otra información específicamente solicitada como parte de las declaraciones a continuación.

ES IMPORTANTE QUE EL JUGADOR ASEGURE LA EXACTITUD Y COMPLETITUD DE TODA LA INFORMACIÓN PROPORCIONADA A FINLETE INC.

Iniciales:	Declaración:
LABC	1. Entiendo completamente los términos y condiciones del Acuerdo y he tenido la oportunidad de ser representado por un abogado, asesor fiscal y otros representantes profesionales de mi elección en la revisión, negociación y ejecución del Acuerdo y el cumplimiento de mis obligaciones bajo el mismo.
LABC	2. No he hecho ni haré ninguna concesión, licencia o cesión de ningún tipo que pueda entrar en conflicto con o afectar el disfrute completo de los derechos y privilegios otorgados a Finlete bajo el Acuerdo.
LABC	3. He revisado el contrato en mi idioma nativo o un idioma en el que soy fluido.
LABC	4. No requiero ningún consentimiento, aprobación, autorización o permiso de, ni presentación o notificación a, ninguna persona o entidad en relación con mi ejecución y entrega del Acuerdo y el cumplimiento de mis obligaciones bajo el mismo.
LABC	5. Excepto como se describe en el Anexo 1 adjunto, ninguna otra persona o entidad tiene derecho a recibir ninguna parte de mis Ganancias Profesionales en forma de comisión, regalía u otro pago basado en un porcentaje (o monto fijo, es decir, un arreglo de tarifa fija basado en un Contrato específico) de algunas o todas las Ganancias Profesionales. En la medida en que lo anterior no sea exacto, he asegurado todos los consentimientos necesarios para poner a disposición para revisión por parte de Finlete (y así lo he puesto a disposición) una copia completa de cada Contrato (o resumen del mismo si es un Contrato oral) en virtud del cual se deben dichos pagos.

LABL	6. No tengo conocimiento de ningún hecho o circunstancia que cause que los pagos bajo los Contratos sean materialmente menores a los montos especificados en los Contratos.
LABL	7. No tengo conocimiento de ningún incumplimiento material por parte de ninguna parte bajo ningún Contrato.
LABL	8. He pagado a tiempo todos los impuestos, tarifas o retenciones requeridas por cualquier autoridad gubernamental estatal, federal o internacional. También he presentado a tiempo todos los formularios y documentación requeridos en relación con dichos impuestos, tarifas o retenciones y no estoy sujeto a ninguna auditoría por parte de una autoridad gubernamental en relación con ningún impuesto o tarifa gubernamental. No estoy sujeto a ningún juicio o gravamen fiscal no satisfecho.
LABL	9. No he realizado negocios, solicitado o asegurado crédito ni recibido ninguna identificación gubernamental oficial bajo ningún nombre o alias que no sea el nombre listado en el Acuerdo.
LABL	10. Sin limitar el efecto de cualquier declaración en este Anexo A (Cuestionario del Atleta), todos los documentos e información que he proporcionado y proporcionaré a Finlete en relación con el Acuerdo son verdaderos, correctos y completos en todos los aspectos materiales, excepto con respecto a cualquier declaración que, por sus términos, ya esté limitada en cuanto a materialidad. Mis respuestas a este cuestionario (y cualquier documento u otra información proporcionada por mí a Finlete en relación con el Acuerdo) no contienen y no contendrán ninguna declaración falsa ni omiten declarar un hecho material necesario para que cualquiera de dicha información no sea engañosa a la luz de las circunstancias en las que se proporcionó.

Nombre del Atleta: Leonardo Abdiel Bernal

Firma del Atleta: _____

Fecha: 10/12/24

ANEXO B

Al poner sus iniciales a continuación, usted declara que ha leído y entendido cada declaración y que es consistente con su entendimiento de este Acuerdo:

Iniciales:	Declaración:
LABC	1. Al firmar este Acuerdo, recibirá hasta $680,000.
LABC	2. A cambio de hasta $680,000, ha acordado dar a Finlete hasta el 5% de sus futuras Ganancias Profesionales según lo descrito en el acuerdo.
LABC	3. Como ejemplo, si gana $500 millones de USD en Ganancias Profesionales durante los 25 años a partir de la fecha en que firma este acuerdo y Finlete le ha pagado $680,000, deberá pagar a Finlete $25 millones de USD a medida que gane ese dinero.
LABC	4. Tendrá que pagar impuestos a los Estados Unidos sobre el dinero que recibe de Finlete si así lo requiere la ley.
LABC	5. Si no es Seleccionado, no deberá ningún pago a Finlete.
LABC	6. Pagará a Finlete según lo establecido en el Acuerdo.
LABC	7. Si no paga a Finlete cuando esté obligado a hacerlo, estará en incumplimiento de este Acuerdo y Finlete buscará hacer cumplir el contrato en su contra. Si Finlete tiene éxito, deberá a Finlete todo el dinero adeudado bajo este Acuerdo, incluidos los intereses sobre los montos no pagados y el monto razonablemente gastado (incluidos los honorarios legales y otros costos de cobro) para hacer cumplir este Acuerdo.
LABC	8. Entiende que antes de vender, transferir, intercambiar o gravar cualquier interés adicional en cualquier ganancia futura relacionada con su carrera de MMA (como ganancias por endosos), debe proporcionar a Finlete una notificación por escrito de su intención de proceder con la oportunidad y Finlete tendrá el derecho de evaluar esa oportunidad y se reserva un derecho de preferencia para adquirir el interés adicional en dichas ganancias en términos sustancialmente similares.

Nombre: Leonardo Abdiel Bernal   Firma: _____

22

ANEXO 1

Lista de personas o entidades que tienen derecho a recibir alguna parte de las Ganancias Profesionales del Atleta y detalles sobre todos esos derechos:

ANEXO C

CARTA DE INSTRUCCIÓN DE PAGO IRREVOCABLE

[FECHA]

[FUENTE DE GANANCIAS PROFESIONALES] [DIRECCIÓN]

Atención: [NOMBRE]

Re: Pago de Montos a Finlete Funding Inc. ("Finlete")

Señoras y Señores:

Leonardo Abdiel Bernal ("Atleta") ha celebrado un acuerdo con Finlete en virtud del cual, entre otras cosas, el Atleta ha otorgado a Finlete un interés en todos los dineros brutos u otra consideración de cualquier tipo, según se define a continuación (las "Ganancias Profesionales"), que el Atleta pueda ganar de [INSERTAR FUENTE DE GANANCIAS PROFESIONALES] ("Pagador") conforme a [INSERTAR DESCRIPCIÓN DEL CONTRATO O ACUERDO] (el "Acuerdo"). El monto del interés otorgado a Finlete es igual al [PORCENTAJE]% de las "Ganancias Profesionales" del Atleta, que se define como todas las ganancias brutas antes de impuestos pagadas o pagaderas al Atleta durante el Plazo definido a continuación por el Pagador (el "Pago del Atleta"). Dichas ganancias incluirán, sin limitación, cualquier salario, salario (incluido el salario del Atleta pagadero por el Pagador), bonificaciones (incluidas bonificaciones diferidas), pagos realizados al Atleta por la participación del Atleta en cualquier evento y cualquier otra compensación ganada por el Atleta en su servicio al Pagador. Las Ganancias Profesionales serán exclusivas de cualquier deducción por impuestos o en relación con el pago de agentes, asesores financieros y cualquier otro arreglo de honorarios basado en un porcentaje de los ingresos del Atleta (o cualquier parte de los mismos).

Los Pagos del Atleta pagaderos a Finlete se pagarán [_____].

No obstante cualquier cosa en contrario contenida en el Acuerdo o cualquier instrucción previa recibida por el Pagador, a menos y hasta que el Pagador reciba instrucciones por escrito de Finlete en contrario, a partir de la fecha de esta carta, todos los Pagos del Atleta de cualquier monto pagadero por el Pagador al Atleta conforme al Acuerdo se entregarán concurrentemente con cualquier pago de los montos restantes adeudados al Atleta mediante transferencia bancaria de fondos federales o transferencia de depósito electrónico directamente a la siguiente cuenta bancaria:

[INSERTAR INSTRUCCIONES DE TRANSFERENCIA]

En caso de que el Pagador reciba instrucciones diferentes de Finlete con respecto a la disposición de los Pagos del Atleta, (a) el Pagador está por la presente irrevocablemente autorizado y dirigido a seguir dichas instrucciones sin consultar la autoridad de Finlete para dar dichas instrucciones. Finlete reconoce que cualquier instrucción de Finlete al Pagador debe ser enviada a: _____ Atención: _____; y (b) dichas instrucciones solo proporcionarán que los Pagos del Atleta se envíen a una sola cuenta de depósito de Finlete.

Excepto solo como se establece expresamente aquí con respecto a las instrucciones de depósito aplicables, esta Carta de Instrucción de Pago Irrevocable no puede ser cambiada, modificada o terminada, excepto por acuerdo por escrito firmado por Finlete, el Pagador y el Atleta.

Por favor, reconozcan la recepción de y acuerdo con lo anterior firmando en el espacio proporcionado a continuación.

Reconocido y Aceptado:

Para Finlete Funding Inc.:   Para [FUENTE DE GANANCIAS PROFESIONALES]:

Por: _____   Por: _____

NOMBRE: _____   NOMBRE: _____

TÍTULO: _____   TÍTULO: _____

DIRECCIÓN: _____   DIRECCIÓN: _____

_____   _____

Atleta: Leonardo Abdiel Bernal

Firma: _____

Imprimir: _Leonardo Bernal_____

Dirección Postal: _____

_____

_____

Correo Electrónico: _____

Número de Teléfono: _____

ANEXO D

Consentimiento Conyugal

(solo requerido si el Atleta está casado)

Yo, [_____], siendo el cónyuge de Leonardo Abdiel Bernal, quien es signatario de ese cierto Acuerdo entre mi cónyuge y Finlete INC. ("Finlete"), fechado a partir de [INSERTAR FECHA] (según se enmiende, reformule, modifique o complemente de vez en cuando, el "Acuerdo"; los términos en mayúsculas usados pero no definidos aquí tendrán el significado asignado a dichos términos en el Acuerdo). He tenido la oportunidad de consultar con un asesor legal respecto a este consentimiento y al Acuerdo; y soy consciente de que, según las disposiciones del Acuerdo, mi cónyuge acuerda otorgar un porcentaje de las Ganancias Profesionales de mi cónyuge en la forma de todos los derechos, títulos e intereses en las ganancias de mi cónyuge provenientes de Contratos, lo que puede incluir un interés en la propiedad comunitaria que pueda tener, si la hubiera. Por la presente, reconozco que mi cónyuge ha vendido, asignado y transferido un interés en las Ganancias Profesionales de mi cónyuge a Finlete en los términos y sujeto a las condiciones contenidas en el Acuerdo. Además, por la presente consiento dichas concesiones de un interés en las Ganancias Profesionales de mi cónyuge, reconozco que el interés de mi cónyuge y el mío (si lo hubiera) y cualquier interés en la propiedad comunitaria en un interés en las Ganancias Profesionales de mi cónyuge (si lo hubiera) están sujetos a los términos del Acuerdo y apruebo las disposiciones del Acuerdo y cualquier acción o desempeño derivado del mismo, según corresponda, en la medida en que afecte cualquier interés en la propiedad comunitaria que pueda tener. Además, acuerdo que mi cónyuge puede unirse a cualquier enmienda, reformulación, complemento o modificación futura del Acuerdo o cualquier ratificación de lo anterior en cada caso sin mi consentimiento adicional. Cada uno de mi cónyuge y Finlete será un beneficiario tercero de este Consentimiento Conyugal.

Este Consentimiento Conyugal beneficiará a mi cónyuge y a Finlete y será vinculante para el suscrito y para los sucesores, cesionarios, representantes, herederos y legatarios del suscrito.

Nombre: _____   Firma: _____